ANDERSON MŌRI & TOMOTSUNE

RECEIVED

2006 DEC 21 A 6:01

OFFICE OF INTERNATIONAL CORPORATE FINANCE

IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BUILDING, ROOM 709
O. 5, DONG SAN HUAN BEI LU
AO YANG QU, BEIJING 100004
OPLE'S REPUBLIC OF CHINA
L: 86 (10) 6590-9060
X: 86 (10) 6590-9062

06019448

File No. 82-5139
December 15, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.,
Washington, D.C. 20549
U.S.A.

PROCESSED
DEC 22 2006
THOMSON
FINANCIAL

SUPPL

<u>CYBIRD Holdings Co., Ltd. - 12g3-2(b) Exemption</u>

Ladies and Gentlemen:

In connection with the exemption of CYBIRD Holdings Co., Ltd. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Results of Operation (Non-Consolidated), Interim Period ended September 30, 2006; and

2. Results of Operation (Consolidated), Interim Period for FY ending March 31, 2007.

If you have any questions or requests for additional information, please do not hesitate to contact Hironori Shibata of Anderson Mori & Tomotsune, Japanese counsel to the Company, with offices at Izumi Garden Tower, 6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6036, Japan (telephone +813- 6888-1182, facsimile +813- 6888-3182).

Please kindly acknowledge your receipt of this letter by stamping and returning the enclosed copy in the self-addressed, stamped envelop provided for your convenience.

Very truly yours,

Hironori Shibata

12/21

Enclosure

JASDAQ

Results of Operation (Non-Consolidated), Interim Period ended September 30, 2006

English translation from the original Japanese-language document

November 22, 2006

CYBIRD Holdings Co., Ltd.
Security Code: 4823
(URL: http://www.cybird.co.jp/hc/english/ir/news/)
Representative: Fujio Komura
Chairman
Contacts: Tomotaka Takada
Executive Vice President
Tel: +81-3-5785-6110

Listing: JASDAQ
Head office: Tokyo

Date of Approval by Board of Directors : November 22, 2006
Starting Date of Dividend Paying : -
Adoption of Unit Stock System : No

1. Results of Operation, Interim Period FY ending March 31, 2007 (From April 1, 2006 to September 30, 2006)

(1) Results of Operation (Round down)

	Net Sales	Operating Income	Ordinary Income
	Millions of yen (%)	Millions of yen (%)	Millions of yen (%)
Interim ended September 30, 2006	6,567 (7.1)	453 (89.0)	202 (-31.2)
Interim ended September 30, 2005	6,129 (12.9)	239 (18.6)	293 (39.9)
Year ended March 31, 2006	12,731	446	763

	Net Income	Earnings per Share
	Millions of yen (%)	yen
Interim ended September 30, 2006	-1,946 (-)	-8,417.41
Interim ended September 30, 2005	238 (-76.1)	1,091.85
Year ended March 31, 2006	379	1,693.20

Note: 1. Average Number of Shares Issued
(as of 9/30/2006) 231,301 shares (as of 9/30/2005) 218,292 shares (as of 3/31/2006) 224,396shares
2. Change in Accounting Method: N/A
3. % in Net Sales, Operating Income, Ordinary Income and Net Income indicates increase/decrease of each item compared with previous interim period.

(2) Financial Conditions (Round down)

	Total Assets	Shareholders' Equity	Equity Ratio	Shareholders' Equity per share
	Millions of yen	Millions of yen	%	yen
September 30, 2006	15,273	11,062	72.4	47,791.86
September 30, 2005	17,143	12,989	75.8	56,365.27
Year ended March 31, 2006	17,636	13,181	74.7	57,118.88

Note: 1. Number of Shares Issued as of the end of Fiscal Year:
(as of 9/30/2006) 231,394shares (as of 9/30/2005) 230,461 shares (as of 3/31/2006) 230,767 shares
2. Amount of Treasury Stock as of the Interim end: Nil

2. Earnings Forecasts for FY ending March 31, 2007 (from April 1, 2006 to March 31, 2007) (Round down)

	Net Sales	Ordinary Income	Net Income
	Millions of yen	Millions of yen	Millions of yen
FY ending March 31, 2007	7,950	50	-6,950

Reference: Estimated Earnings per Share (Full Year) -23,996.71 yen
The figure is calculated by shares (289,623) adding the number of shares issued (231,394) as of September 30, 2006 to the new share issued (58,229) by exchange of shares on October 1, 2006

3. Dividends

Cash Dividends

	Dividend per Stock (yen)		
	Interim ended	FY ended	Annual
FY ended March 31, 2006	-	167	167
FY ending March 31, 2007 (Results)	-	-	167
FY ending March 31, 2007 (Forecast)	-	167	

The above-mentioned earnings forecasts for FY ending March 31, 2007 are premised on information available on the announcement date, and on the assumption which may affect on future results of operation. Actual results may be affected by various factors.

<Translation>
CYBIRD HOLDINGS

JASDAQ

November 22, 2006

Results of Operation (Consolidated), Interim Period for FY ending March 31, 2007

CYBIRD Holdings Co., Ltd.
Security Code: 4823
(URL: http:// www.cybird.co.jp/hc/english/ir/)
Representative: Fujio Komura
Chairman
Contacts: Tomotaka Takada
Executive Vice President
Date of Approval by Board of Directors:
Adoption of US GAAP:

Listing: JASDAQ
Head office: Tokyo

Tel: +81-3-5785-6110
November 22, 2006
Not Applicable

(Note) CYBIRD Co., Ltd. changed its name to CYBIRD Holdings Co., Ltd. effective on October 1, 2006, passed a resolution of general shareholders' meeting held on June 29, 2006.

1. Results of Operation, Interim Period for FY ending March 31, 2007 (From April 1, 2006 to September 30, 2006)

(1) Consolidated Results of Operation (Unit: millions of yen, round down)

	Net Sales	Operating Income	Ordinary Income
	Millions of yen (%)	Millions of yen (%)	Millions of yen (%)
Interim ended September 30,2006	8,450 (23.9)	345 (-)	-1,945 (-)
Interim ended September 30,2005	6,819 (10.5)	21 (-90.7)	64 (-72.6)
Year ended March 31, 2006	15,089	-247	35

	Net Income	Earnings per Share	Earnings per Share (Fully diluted)
	Millions of yen (%)	Yen	Yen
Interim ended September 30,2006	-2,183 (-)	-9,440.84	-
Interim ended September 30,2005	97 (-90.6)	448.82	440.25
Year ended March 31, 2006	-143	-639.97	-

Note: 1. Investment Profit (Loss) on Equity Method
(as of September 30, 2006) -1,900 million yen (as of September 30, 2005) 20 million yen
(as of March 31, 2006) 35 million yen
2. Average Number of Shares Issued (Consolidated)
(as of September 30, 2006) 231,301shares (as of September 30, 2005) 218,292 shares
(as of March 31, 2005) 224,396 shares
3. Change of Accounting Method Not Applicable
4. % shows increase / decrease of each item, compared with the same period in the previous year.

(2) Consolidated Financial Conditions (Unit: millions of yen, round down)

	Total Assets	Shareholder's Equity	Equity Ratio	Shareholder's Equity per Share
	Millions of yen	Millions of yen	%	Yen
September 30, 2006	16,570	11,019	61.8	44,280.12
September 30, 2005	18,755	12,455	66.3	54,048.01
March 31, 2006	18,957	12,424	65.5	53,839.50

Note: 1. Number of Shares Issued (Consolidated)
(as of September 30, 2006) 231,394shares (as of September 30, 2005) 230,461shares (as of March 31, 2006) 230,767 shares
2. Figures of September 30, 2005 and March 31, 2006 shows Shareholder's Equity to Net Assets, Equity Ratio to Owners' Ratio and Shareholders' Equity per Share to Owners' Equity per Share.

(3) Consolidated Cash Flow Conditions (Unit: millions of yen, round down)

	Cash Flow from Operating Activities	Cash Flow from Investment Activities	Cash Flow from Financing Activities	Cash and Cash Equivalents, end of the period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Interim ended September 30,2006	274	-2,589	2,431	1,811
Interim ended September 30,2005	-905	-3,987	4,429	2,686
Year ended March 31, 2006	-1,628	-4,919	5,064	1,697

<Translation>

(4) Basis of Consolidation / Equity Method

Number of consolidated companies	9
Number of non-consolidated companies to which equity method is applied	-
Number of companies to which equity method is applied	2

(5) Change in Scope of Consolidation

Number of consolidated companies	Added: -	Excluded: -
Number of companies to which equity method is applied	Added: -	Excluded: -

2. Earnings Forecasts for Fiscal Year ending *March* 31, 2007 (from April 1, 2006 to March 31, 2007)

(Unit: millions of yen, round down)

	Net Sales	Ordinary Income	Net Income
	Millions of yen	Millions of yen	Millions of yen
FY ending March 31, 2007	24,450	-1,850	-7,200

Reference: Projected Earnings per Share (Full-year) -¥24,859.90

The figure is calculated by shares (289,623) adding the number of shares issued (231,394) as of September 30, 2006 to the new share issued (58,229) by exchange of shares on October 1, 2006.

The above-mentioned earnings forecasts for FY ending March 31, 2007 are premised on information available on the announcement date, and on the assumption which may affect on future results of operation. Actual results may be affected by various factors.

CYBIRD

JASDAQ

November 22, 2006

CYBIRD Holdings Co., Ltd.
(Security Code: 4823, JASDAQ)
6-10-1 Roppongi, Minato-ku, Tokyo
Contact: Tomotaka Takada
Executive Vice President
Tel: +81-3-5785-6110

Results of Operation (Consolidated), Interim and the Second Quarter

Fiscal Year ending March 31, 2007

1. <u>**Business Overview**</u> (as of September 30, 2006)

1-1 Business Segments

Our Consolidated Group comprises CYBIRD Co., Ltd. ("CYBIRD" or "the Company") (Note 1)and 9 consolidated subsidiaries (GiGAFLOPS Japan Inc., AXISSOFT Corporation, CYB INVESTMENT INC., Airborne Entertainment Inc., PLUS MOBILE COMMUNICATIONS Co., Ltd., CYBIRD Investment Partners Inc. (Note 2) and other three companies) and two affiliates (DMOVE Co., Ltd. and JIMOS CO., LTD. (Note 3)). Our main business fields are (1) Mobile Content Business, (2) Marketing Solution Business, (3) E-Commerce, (4) Advertising Business (5) Investment Business and (6) International Business.

Note 1: Effective October 1, 2006, CYBIRD Co., Ltd., changed its name to CYBIRD Holdings Co., Ltd.

Note 2: On December 21, 2005, the Company established CYBIRD Investment Partners Inc. for the purpose of developing its investment business.

Note 3: On October 1, 2006, the Company converted JIMOS CO., LTD., into a wholly owned subsidiary through a share exchange. Furthermore, effective October 2, 2006, the Company spun off its existing business to a newly established company (CYBIRD Co., Ltd.) through a corporate split. As a result, the Company has converted itself in to a holding company with JIMOS and the newly established CYBIRD as subsidiaries.

(1) Mobile Content Business

We develop and provide paid content services for Internet-enabled mobile phones via major Japanese wireless network operators.

(2) Marketing Solution Business

We provide consulting services for mobile Internet businesses, marketing solution services utilizing mobile phones for the planning, development, and operation of mobile Internet sites and customer support services. In compensation for these services, we receive consulting fees, planning/ development/ operating fees and customer support fees. We also operate a technology-related business constructing basic systems for clients utilizing the data base products of consolidated subsidiary AXISSOFT Corporation.

(3) E-Commerce Business

This business operates a e-commerce business based on mobile phones. Utilizing the benefits of the Company's integration with JIMOS CO., LTD., which has strength in direct marketing, the Company plans to further expand these operations, developing its commerce operations into a core business.

(4) Advertising Business

PLUS MOBILE COMMUNICATIONS Co., Ltd., a subsidiary of advertising business, develops e-mail products targeting specific customer groups and mobile advertising products for Web site.

(5) Investment Business

Under the management and control of consolidated subsidiary CYBIRD Investment Partners Inc., this business structures and manages the CYBIRD Plus Mobile Fund.

(6) International Business

We are emphasizing North America and Europe in our strategies because of expected rapid growth in their mobile content markets. We plan to expand our business in these regions through capital alliances with leading local content providers. In June 2005, we established wholly owned CYB INVESTMENT INC. to promote development in the North American market, and through that subsidiary took a major stake in leading local content provider Airborne Entertainment Inc., converting it into a subsidiary.

1-2 Relations with Subsidiaries and Affiliates

DMOVE Co., Ltd., a joint venture established with IMAGICA Corp. in February 2002, builds deeper cooperation with us in digital content service development and sales, primarily for motion picture content streaming.

Utilizing the planning, product development, and customer communications abilities of JIMOS, with which we

formed a strategic business and capital alliance in March 2005, we are developing an e-commerce business based on our established customer base.

In October 2006, CYBIRD and JIMOS integrated their businesses base on a shift to a holding company organization. Based on a fusion of CYBIRD's strength in mobile communications and JIMOS's strength in human communications, the partners will aim to achieve business synergies and expand and diversity the business domain of the Group.

AXISSOFT Corporation, based on a business and capital alliance formed in March 2005, will give CYBIRD top priority in the supply of business resources including technicians. Based on this alliance, CYBIRD will commission its various system development tasks to AXISSOFT, establishing a stable software development base for the future.

In June 2005, we established wholly owned CYB INVESTMENT INC. to promote development in the North American market, and through that subsidiary took a major stake in leading local content provider Airborne Entertainment Inc., converting it into a subsidiary. With this action, CYBIRD has begun full-scale business expansion in the North American region, which is expected to experience rapid growth in the mobile content market.

Established in August 2005 as a joint venture between our subsidiary cyber communications inc. and OPT Inc., PLUS MOBILE COMMUNICATIONS is utilizing the large-scale mobile customer data base organized by CYBIRD and the know-how of those two joint venture partners to develop e-mail products targeting specific customer groups and mobile advertising products for Web site.

Established in December 2005 as the Company's wholly owned subsidiary, CYBIRD Investment Partners structures and manages the CYBIRD Plus Mobile Fund, Japan's first mobile business fund. The fund invests in unlisted and listed companies with the potential for growth in corporate value based on the infusion of management resources or mobile capabilities of the CYBIRD Group, seeking to create new earning opportunities for the Group based on financial returns.

CYBIRD Group Business Chart (as of September 30, 2006)

Mobile Content Business (as of September 30, 2006)


CYBIRD Co., Ltd.
Subscription Fee Deduction of Collection Fee
Information / Service
Information Providing Fee
Content Information
Information Fee (Revenue Share)
Site Operation
Information
Client Companies
Subscription Fee Deduction of Collection Fee
Information / Service
Wireless Network Operators
Information Fee
Information / Service
General Users

Marketing Solution Business (as of September 30, 2006)


CYBIRD Co., Ltd.
Consulting
Payment
Subsidiary
GIGAFLOPS Japan Inc.
Payment
Site Development / Operation
Payment
Consulting
Payment
Motion Picture Production
Affiliate
DMOVE Co., Ltd.
Payment
Motion Picture Production
Payment
System Development
Subsidiary
AXISSOFT Corporation
Payment
System Development
Client Companies

E-Commerce / Advertising Business (as of September 30, 2006)


General Users
Payment
Merchandise
Affiliate
JIMOS CO., LTD.
Payment
Merchandise
E-Commerce Business
CYBIRD Co., Ltd.
Payment
Ad Spot
Subsidiary : PLUS MOBILE COMMUNICATIONS Co., Ltd.
Payment
Development / Sales of Ad product
cyber communications inc.
Payment
Sales of Ad product
Payment
Sales of Ad product
Ad Agency
OPT Inc.
Payment
Sales of Ad product
Payment
Sales of Ad product
Client Companies for Advertising
Advertising Business

Note: In October 2006, CYBIRD and JIMOS integrated their businesses based on the conversion of the former CYBIRD to a holding company, resulting in JIMOS becoming a wholly owned subsidiary.

Investment Business (as of September 30, 2006)


Investors
Capital investors (Limited Partners)
Investment destination
Investment return
Capital
Business Synergy
Investment return
Stock sales
Subsidiary: CYBIRD Plus Mobile Fund Investment Business Limited Partnership
Investment return
Capital and Investment management
Subsidiary: CYBIRD Investment Partners Inc. (General Partner)
Capital and Human resource
CYBIRD Co., Ltd.

International Business (as of September 30, 2006)


General Users
Information Fee
Information / Service
Information Providers
Subsidiary: Cellus U.S.A., Inc
Providing Platform
Wireless Network Operators
Information Providing Fee
Content Information
Capital
Subscription Fee Deduction of Collection Fee
Information / Service
Subsidiary : Airborne Entertainment Inc.
Providing Capital and Know-how
Subsidiary : CYB INVESTMENT INC.
Providing Capital and Resource
CYBIRD Co., Ltd.

1-3 CYBIRD's Consolidated Companies (As of September 30, 2006)

Company	Location	Foundation	Principal Business	Paid-in Capital	Shares Issued	CYBIRD's Stake (%)
GiGAFLOPS Japan Inc.	Minato-ku, Tokyo	February, 2000	Information Technology	¥70 mil.	1,150	100.0
CYB INVESTMENT INC.	Delaware, USA	June, 2005	Overseas Investment	US$4,331	43,310,000	100.0
CYBIRD Investment Partners Inc.	Minato-ku, Tokyo	December, 2005	Investment	¥175 mil.	7,000	100.0
Airborne Entertainment Inc.	Quebec, Canada	October, 2000	Information Technology	US$28 mil.	14,172,834	85.0 (85.0)
PLUS MOBILE COMMUNICATIONS Co., Ltd.	Minato-ku, Tokyo	August, 2005	Advertising Planning	¥50 mil.	2,000	60.0
AXISSOFT Corporation	Toshima-ku, Tokyo	November, 1987	Information Technology	¥639 mil.	4,028	40.8
DMOVE Co., Ltd.	Shinagawa-ku, Tokyo	February, 2002	Information Technology	¥79 mil.	1,590	48.7
JIMOS CO., LTD.	Fukuoka-shi, Fukuoka	September, 1998	Commerce	¥1,194 mil.	62,060	20.0

Notes: 1. The figure in parentheses under CYBIRD's Stake indicates the amount of indirect stake.

2. The figures for JIMOS CO., LTD., under Paid-In Capital and Shares Issued are as of June 30, 2006. Its CYBIRD's Stake is mentioned the proportion of the number of Shares Issued (12,381) of JIMOS as of June 30, 2006 to the number of Shares Issued (62,060) as of September 30, 2006.

3. The figures for Airborne Entertainment Inc., under Paid-In Capital, Shares Issued, and CYBIRD's Stake are as of June 30, 2006.

4. On October 1, 2006, the Company converted JIMOS CO., LTD., into a wholly owned subsidiary through a share exchange.

2. Business Policies (As of September 30, 2006)

2-1 Business Principles/Missions

Considering the maximization of shareholders' benefit, we consider that it is our basic business principle to create new values through the mobile Internet as "Best Partner for the Mobile Internet". In other words, we work to make people's lives fuller and more convenient by providing new method of society/life. Our business is driven by the four policies shown below.

(1) Selection and Focus on Strategic Business Fields

(2) Adaptation to Change in the Business Environment

(3) Emphasis on Profitability, Sustainability and Expandability

(4) Maximization of Synergies

2-2 Dividend Policy

We recognize returning profits to our shareholders as a top priority issue. Our basic dividend policy is to determine dividends after consideration of our business performance, financial position and the need to expand internal reserves for future business development. For the fiscal year under review, as part of the process of returning profits to shareholders, we plan to issue an annual cash dividend of ¥167 per share.

2-3 Stock Unit Adjustment Policy

From the aspect of increasing liquidity in the equity market and promoting the participation among broader range of investors, we regard it as a basic policy to review from time to time the stock unit adjustment.

2-4 Mid to Long-term Business Policy

The fundamental strategy of the CYBIRD Group is to provide convenience and enjoyment to users by combining various situations in life with "+mobile". Through this interface with users, the Company implements the basic strategy to expand our platform businesses.

The framework of the plan is as follows.

(1) Based on business alliances with companies in a variety of business sectors, CYBIRD will supply business solutions that provide its alliance partners with business advantages while organizing a large-scale customer base by making it possible for the customers of its business alliance partners to use CYBIRD's services.

(2) For customers in this pool of customers that can use CYBIRD's services, the Company will aim to keep them as long-term customers by constantly providing services that are "convenient and fun."

(3) CYBIRD plans to maximize earning from its long-term customers by providing them with a variety of services, such as the e-commerce and advertising services that are just getting under way, in addition to its traditional mobile content services.

In its international business strategy, CYBIRD is emphasizing the North American and European mobile content markets, which are expected to experience high growth. The Company is targeting business expansion based on capital alliances with leading local content providers.

Furthermore, in October 2006, CYBIRD and JIMOS, having strength of direct marketing, integrated their businesses based on shifting to a holding company organization. As a result, the two partners have agreed on the fusion of CYBIRD's strengthen in mobile communications with JIMOS's strength in human communications in order to pursue the "creation of a one to only one platform" that cannot be imitated by others as their mid-to-long term business vision. Taking advantage of the business integration, the two partners will aim to achieve business synergies, expand and diversify the business domain of the Group, and achieve business efficiency through collective use of business resources, targeting greater earnings capability.

2-5 Corporate Governance

(1) Relationships with parent company, etc.

No parent company

(2) Status of Establishment and Operations of Internal Control Organization

The Company's Board of Directors, comprised of 9 directors including 3 outside directors, audits and monitors the important business decisions and activities.

CYBIRD uses an operating officer system whereby the business executions of decisions taken by the Board of Directors are carried out under the guidance and orders of representative operating officers. These officers delegate responsibility and authority to each operating officer in charge of a business, who then carry out operations in their own area of responsibility.

For major across-the-board items in the Company, the Executive Committee, comprised of all operating officers, deliberates beforehand which important items to be submitted to the Board of Directors. In addition, the Committee discusses, investigates, and reports on important issues in order that each operating officer may operate the business they are responsible for based on a overview of the Company's overall business.

The major organizations and functions regarding executive management are as follows.

a) Board of Directors

The Board of Directors comprises 9 directors including 3 outside directors. The regular monthly meetings and special meetings of the Board are held to consider significant business decisions and to monitor business activities.

b) Audit Committee

The Audit Committee comprises 3 outside auditors, with 1 serving as a standing auditor. The Audit Committee's meeting is held every month, implementing extensive audits of the appropriateness, efficiency and compliance of business activities, and provides advice and recommendations on the suitability of business activities.

c) Executive Committee

The Executive Committee comprises 8 operating officers and a standing auditor. To be able to respond quickly to changes in markets and business environments, the Committee meets once a week. Depending of the topic of

discussion the Committee may have managers of specific business areas participate in the meeting. Through such a process, the Committee strives to ensure that the Company's business decisions take into account the facts and on-site conditions.

d) Overall Administration and Internal Control System

For the purpose of achieving compliance with rules and regulations, the following supervisory departments ensure that the Company's internal monitoring system functions appropriately and effectively.

i)	Corporate Affairs Dept.	Facilities, official corporate seals, stock management, legal guidance, etc. and information security management, etc.
ii)	Finance Dept.	Budgets, funds, accounting regulations, etc.
iii)	HR Dept.	Personnel management, recruiting, job management, etc.

e) Crisis Management Committee

The committee oversees efforts to determine the risks CYBIRD is exposed to, and to consider counter measures, and carry out in-house education. Headed by our President, the committee's mission is to take preventative action against foreseen risks and minimize damage from unexpected events.

f) Internal Monitoring Office

The officer for Internal Monitoring Office reports directly to the President. In addition to monitoring special items indicated by the President, the office monitors compliance with critical decisions made by each department, other company regulations, and monitoring business efficiency.

g) Privacy Mark Management Committee

The Company formed this committee in September 2003 to fulfill its social obligation to protect personal data as a company in the mobile Internet business. The chairman is responsible for overseeing the activities of the committee, the mission of which is to properly protect the personal data used in our business. The Company acquired Privacy Mark® certification in March 2004. CYBIRD is first to be granted the Privacy Mark for all of its business divisions, among companies specializing in content services and corporate solutions for mobile phones.

h) Others

a) Protecting the privacy of personal information

In April 2005, the law concerning the protection of the privacy of personal information was enforced regarding private-sector companies. CYBIRD has already decided to handle its personal information data base in accordance with the law and the relevant government agencies. Specifically, we work to ensure the protection of the rights of users of all our content services by disclosing our policy on the use of the personal information we collect and explaining how users can check, adjust or cancel the personal information in the CYBIRD data base. Moreover, to safely manage the personal information we have received, we carry out thorough and structured program led by our Privacy Mark Management Committee that includes education and enlightenment courses for all employees and clearly defined responsibilities for those managing personal information. In addition, the number of people with access to this information is kept to a minimum and technological measures are used to restrict access to the data. The Company also carries out regular internal monitoring inspections concerning the protection of the privacy of personal information under its compliance program of all businesses and departments handling personal information. An Internal Monitoring Officer appointed in accordance with the Internal Monitoring Regulations Concerning the Protection of the Privacy of Personal Information is responsible for these inspections.

b) Environmental Preservation

We are voluntarily implementing environmental preservation measures, such as using recycled paper name card, and collection of waste paper. In this fiscal year, we have achieved a 917.84kg reduction of CO2 (equivalent to saving 25.91 trees). We also reduce electricity costs by shortening the operating hours of our air conditioning systems.

2-6 Major Issues

As a company that has achieved rapid growth amid the highly fluctuating conditions in the mobile Internet industry, we see the following issues as the keys to further growth.

(1) Progress in Platform Business

As previously mentioned in section 2-4 on Mid to Long-term Business Policy, CYBIRD is pursuing the development of a platform business as a basic strategy. Toward the achievement of the goals of that plan, the Company is analyzing, evaluating, and revising its business platforms. Specifically, in addition to expanding earnings by increasing the competitiveness of its traditional Mobile Content and Marketing Solution businesses, the Company is proceeding with whole scale development of new Advertising and E-Commerce businesses. In its International Business, the Company is aiming for further expansion based primarily on establishing business bases through mergers and acquisitions activities.

(2) Strengthening internal control systems that support growth

We are taking various steps to strengthen our internal control systems. Some of the measures include establishing a well-defined decision-making system based on financial indicators, strengthening of the system for executive officers, establishing several committees, ensuring smooth operation of our new personnel system, increasing management control over affiliate companies, strengthening management system for personal data protection and strengthening risk control and compliance.

2-7 Key Managerial Indicators

Cash flow has top priority in our business. Return on Equity (ROE) is also considered to be a key business indicator. We work toward achieving ROE of more than 15% and maximizing Economic Value Added (EVA®) in the mid and long term.

3. Financial Condition and Results of Operations

3-1 Mobile Internet Business Climate

(1) Japanese Market

The Number of Mobile Phone Subscriptions

	Mobile phones
September 30, 2006	**93.81 million**

Source : The Telecommunications Carriers Association (TCA) prepared by CYBIRD

The Number of Internet-enabled Mobile Phone Subscriptions

	Mobile phones
September 30, 2006	**81.59 million**

Source : The Telecommunications Carriers Association (TCA) prepared by CYBIRD

The number of mobile phone subscriptions in Japan reached 93.81 million at the end of September 2006. Of this amount, the proportion of Internet-enabled handset accounts was 87.0%. The number of third generation (3G) mobile phone subscriptions at the end of September 2006 totaled 58.14 million. Third generation services are expected to be the catalyst that accelerates growth of the mobile Internet market.

Stimulated by the growing rate of mobile phones, the content market expanded to ¥315 billion in 2005, and could grow to ¥370.6 billion by 2008. In calendar 2005, the mobile commerce market grew 57%, to ¥407.4 billion compared to the previous year. Of that amount, the mobile shopping market, excluding ticket purchasing and auction fees, jumped 59%, to ¥154.2 billion compared to the previous year.

The market other than paid content is expanding rapidly by the improvement of an infrastructure and the functional diversification of handsets (FeliCa-enabled, two dimensional bar code, fingerprint authentication, etc.), the shift to carriers' fixed packet charge and the start of mobile number portability and one-segment broadcasting.

(Source: The Telecommunications Carriers Association (TCA), Mobile Content Forum, Nomura Research Institute, Ltd. MultiMedia Communications (FMMC) prepared by CYBIRD)

(2) International Market

The global number of subscribers to mobile phone services at the end of 2006 is estimated to have been approximately 2.5 billion people, and is forecast to exceed 3.5 billion by 2010. It is assumed that the number of mobile Internet users will grow as well. (Sources: IDC; Strategy Analytics prepared by CYBIRD)

3-2 Consolidated Business Results (Interim & Second Quarter)

(Interim) (Unit: Millions of yen, Round down)

	Sales (mil. yen)	Ordinary Income (mil. yen)	Net Income (mil. Yen)	Earnings per Share (yen)	ROE (Annualized, %)	EBITDA (mil. yen)
Interim Period ended September 30, 2006	8,450	(1,945)	(2,183)	(9,440.84)	(38.5)	786
Interim Period ended September 30, 2005	6,819	64	97	448.82	1.9	241
Change	1,630	(2,010)	(2,281)	(9,889.66)	(40.4)	545

(Second Quarter) (Unit: Millions of yen. Round down)

	Sales (mil. yen)	Ordinary Income (mil. yen)	Net Income (mil. Yen)	Earnings per Share (yen)	ROE (Annualized, %)	EBITDA (mil. yen)
2nd Quarter, FY ending March 31, 2007	4,418	(1,637)	(1,913)	(8,268.75)	(68.2)	485
2nd Quarter, FY ended March 31, 2006	3,528	11	51	225.22	1.7	85
Change	889	(1,648)	(1,965)	(8,493.97)	(69.9)	399

Supported by continued double-digit sales growth by the Mobile Content Business, the interim non-consolidated net sales expand to ¥437 million, or 7.1%, to ¥6,567 million from the interim period last year, rising to a new record high. Similarly, interim consolidated net sales reached record levels, being forecast to grow ¥1,630 million, or 23.9% year on year, to ¥8,450 million because of additional new consolidated subsidiaries such as offshore businesses.

On a non-consolidated basis, the interim operating income surged ¥213 million, or 89.0%, from the same period in the previous fiscal year to ¥453 million based mainly on a reduction in the cost of sales in the Mobile Content Business as well as the factors contributing to the increase of net sales. Despite the additional goodwill amortization charges related to an overseas subsidiary, the interim consolidated operating income advanced substantially, improving ¥323 million, year on year, to ¥345 million.

Due to the impact of a translation loss (Note 1) regarding a transaction with an overseas subsidiary booked in the first quarter, interim ordinary income declined ¥91 million, or 31.2%, from the previous interim period to ¥202 million on a non-consolidated basis. On a consolidated basis, interim ordinary income also was affected by a ¥1,900 million loss on investment in affiliate related to stock of JIMOS CO., LTD., accounted for by the equity method at the end of the current interim period (Note 2). As a result, the Company expects to record a consolidated ordinary loss of ¥1,945 million.

On a non-consolidated basis, the Company recorded an interim loss of ¥1,946 million due to the booking of a ¥1,939 million loss on evaluation of stock of associated company related to JIMOS stock as an extraordinary loss (Note 2). The Company will also record a loss of ¥2,183 million on a consolidated basis under the impact of the consolidated ordinary loss.

Note 1: Exposure to further translation losses such as the loss on the transaction with an overseas subsidiary (translation loss on a foreign currency denominated loan made to said overseas subsidiary) has been eliminated by making a new investment in the overseas subsidiary in the first quarter and converting the old loan into shares of the overseas subsidiary.

Note 2: At the end of the interim period (September 30, 2006), JIMOS CO., LTD., was accounted for as an affiliate by the equity method. On October 1, 2006, JIMOS became a wholly owned consolidated subsidiary of the Company through an exchange of shares. Because of the marked decrease in the market price of the shares of JIMOS compared to the acquisition value on the final trading day before the end of the interim period (September 25, 2006), the Company booked an evaluation loss for the interim period in accordance with accounting standards for financial instruments on a non-consolidated basis. On a consolidated basis, the Company also posted an additional goodwill amortization expense as an investment loss on equity in affiliate.

In this manner, the evaluation loss on the stock of JIMOS, which integrated its businesses with CYBIRD's business in October, had a large impact on interim performance. However, the loss was only an accounting loss booked in accordance with accounting standards for financial instruments.

Although start up capital investments by domestic subsidiaries responsible for new businesses and goodwill amortization related to overseas subsidiaries affected consolidated performance, there was notable progress made in restructuring unprofitable subsidiaries and a great improvement in the earning power of technology-related subsidiaries.

Looking at management performance of core businesses, there is an upward trend in operating income on a non-consolidated and consolidated basis and consolidated cash flow from operating activities is forecast to increase by ¥274 million. These results indicate a steady progress in strengthening profitability driven mainly by existing businesses.

3-3 CYBIRD Group Business Results by Operation (Interim & Second Quarter)

(Interim) (Unit: Millions of yen, Round down)

	Interim period ended September 30, 2005 (From April 1, 2005 to September 30, 2005)		Interim period ended September 30, 2006 (From April 1, 2006 to September 30, 2006)		Change	
	millions of yen	%	millions of yen	%	millions of yen	%
Mobile Content Business	5,142	75.4	5,739	67.9	597	11.6
Marketing Solution Business	1,571	23.1	1,229	14.6	(342)	(21.8)
E-Commerce Business	101	1.5	154	1.8	52	51.7
Advertising Business	1	0.0	69	0.8	68	-
Investment Business	-	-	143	1.7	143	-
International Business	2	0.0	1,113	13.2	1,110	-
Total	6,819	100.0	8,450	100.0	1,630	23.9

(Second Quarter) (Unit: Millions of yen, Round down)

	2nd Quarter, FY ending March 31, 2006 (From July 1, 2005 to September 30, 2005)		2nd Quarter, FY ending March 31, 2007 (From July 1, 2006 to September 30, 2006)		Change	
	millions of yen	%	millions of yen	%	millions of yen	%
Mobile Content Business	2,615	74.1	2,866	64.9	250	9.6
Marketing Solution Business	854	24.2	686	15.5	(167)	(19.6)
E-Commerce Business	56	1.6	91	2.1	35	64.1
Advertising Business	1	0.0	38	0.9	37	-
Investment Business	-	-	143	3.2	143	-
International Business	1	0.1	591	13.4	589	-
Total	3,528	100.0	4,418	100.0	889	25.2

(1) Mobile Content Business

Similar to the previous interim period, the Mobile Content Business continued to achieve double-digit revenue growth, setting a record high on an interim basis. Consolidated net sales totaled ¥5,739 million, climbing ¥597 million, or 11.6%, year on year. Performance continued to be favorable, supported by the continued growth in subscribers to high brand-power core content, such as "Hiroyuki Ehara Spiritual Message" and "Kagami Ryuji Rensenjutsu."

(2) Marketing Solution Business

Interim consolidated net sales of the Marketing Solution Business dropped ¥342 million, or 21.8%, year on year to ¥1,229 million. Although revenues from the operation of mobile sites of corporate clients and from technology-related subsidiaries were firm, sales declined because of such chief factors as a lower number of large site development projects compared with the interim period last year and the removal of the Company's customer support services subsidiary from consolidation.

(3) E-Commerce Business

Interim net sales of the E-Commerce Business amounted to ¥154 million, up ¥52 million, or 51.7%, from the same period in the previous fiscal year. Growth in the sales of the joint shopping site deBINGO Square begun with JIMOS CO., LTD. (See Note), in the second half of the previous fiscal year contributed to the increase in net sales. The E-Commerce Business is targeting steadily growth through various measures, such as expanding the merchandise offered on the shopping site, recommending items in accordance with consumers' grouping or preferences, and using rich media sales promotion email.

Note: In October 2006, the Company and JIMOS integrated their businesses based on a holding company structure. As a result, although JIMOS was an affiliate accounted for by the equity method during the first half of the current fiscal year, it will be accounted for as a consolidated subsidiary of the Company in the second half.

(4) Advertising Business

The Advertising Business is being developed based on PLUS MOBILE COMMUNICATIONS Co., Ltd., a development subsidiary for mobile advertising product that is a joint venture between cyber communications inc. and OPT Inc. Interim net sales amounted to ¥69 million. The business is continuing to focus on building a client base of major advertisers.

(5) Investment Business

In December 2005, the Company established CYBIRD Investment Partners Inc. as a wholly owned subsidiary for the purpose of developing its investment business. Under the management and supervision of this subsidiary, the Company set up the CYBIRD Plus Mobile Fund Investment Business Limited Partnership (See Note). The Investment Business recorded revenues of ¥143 million during the interim period under review.

Note: The fund is the first mobile business fund in Japan. It invests principally in companies that have the potential to increase the Group's corporate value based on the use of platforms or know how related to the Group's mobile Internet technology.

(6) International Business

CYBIRD began included the earnings of North America content provider Airborne Entertainment Inc., in the second half of the previous fiscal year. As a result of the subsidiary's contribution, International Business sales totaled ¥1,113 million in the interim period. Basic performance growth steadily, supported by fee-based income from such services as popular call-waiting displays with high brand power and game content. In future, the Company is expected an income contribution from Ring Back Tone (See Note) related revenues from a subsidiary of Airborne Entertainment.

Airborne Entertainment was ranked No. 4 in Deloitte's 2006 Technology Fast 500, run by Deloitte & Touche USA LLP. This table tracks companies that have achieved notable growth in the fields of technology, media, telecommunications, and life sciences over the past five years (2001 to 2005) in the United States.

Note: A service that replaces the standard ring back tone with music or voice on mobile phones.

3-4 Consolidated Income Statement

(1) Net Sales

Consolidated net income increased ¥1,630 million, or 23.9%, year on year, to ¥8,450 million. Steady sales growth in the Mobile Content Business and the inclusion of the earnings of a subsidiary in the sales of the International Business were the major factors behind the increase.

(2) Cost of Sales

Cost of sales climbed ¥1,254 million, or 54.3% from the previous first quarter to ¥3,566 million. The cost of sales ratio was 42.2%, improving 8.3 percentage points from the same period in the previous fiscal year. The major factors behind the major improvement were benefits from a revision of the production and operation costs of the Mobile Content Business and the consolidation benefits from consolidation of overseas subsidiaries that have relatively high net sales and a low cost of sales ratio.

(3) Sales, General and Administrative Expenses ("SG&A expenses") (Interim & Second Quarter)

Major SG&A expenses were as follows;

(Interim) (Unit: Millions of yen, Round down)

	Interim period ended September 30, 2005 (From April 1, 2005 to September 30, 2005)	Interim period ended September 30, 2006 (From April 1, 2006 to September 30, 2006)	Change	
	Millions of yen	Millions of yen	Millions of yen	%
Personnel Expenses	773	995	222	28.8
Advertisement Expenses	78	104	26	33.0
Research and Development Expenses	227	465	237	104.4
Commission Paid	800	859	58	7.3
Others	409	795	386	94.3
Total	2,290	3,221	930	40.7

(Second Quarter) (Unit: Millions of yen, Round down)

	2nd Quarter, FY ending March 31, 2006 (From July 1, 2005 to September 30, 2005)	2nd Quarter, FY ending March 31, 2007 (From July 1, 2006 to September 30, 2006)	Change	
	Millions of yen	Millions of yen	Millions of yen	%
Personnel Expenses	381	467	86	22.6
Advertisement Expenses	42	59	17	42.3
Research and Development Expenses	114	234	120	104.9
Commission Paid	441	410	(30)	(7.0)
Others	202	420	218	107.9
Total	1,181	1,593	411	34.8

SG&A expenses for the interim period amounted to ¥3,221 million, rising ¥930 million, or 40.7%, year on year. This represents a 4.5 percentage point increase in SG&A to net sales ratio over the same period, to 38.1%. Among the main factors contributing to growth in SG&A expenses was the booking of goodwill amortization expenses related to the consolidation of a new subsidiary.

(4) Operating Income and Ordinary Income

Interim non-consolidated operating income rose ¥213 million, or 89.0%, year on year to ¥453 million. Sales growth, an improvement in gross profit, and effective cost control contributed to this result. Non-consolidated ordinary income, however, dropped ¥91 million, or 31.2%, from the interim period in the previous fiscal year to ¥202 million due to the posting of an non-operating expense comprised mainly of a translation adjustment loss on transactions by an overseas subsidiary that had been included in the originally business plan.

Interim consolidated operating income advanced ¥323 million. to ¥345 million despite the impact of the goodwill amortization related to the consolidation of an overseas subsidiary. Consolidated ordinary income. however. dropped ¥2.010 million compared with the previous interim period. to an ordinary loss of ¥1.945 million. Similar to non-consolidated performance. consolidated performance was affected by a translation loss and an investment loss of ¥1.900 million mainly related to the amortization of goodwill on the portion of JIMOS shares accounted for by the equity method booked at the end of the interim period.

(5) Interim Net Income

On a non-consolidated basis. the posting of an evaluation loss of ¥1.939 million on the affiliate related to the shares of JIMOS accounted for by the equity method resulted in an interim non-consolidated loss of ¥1.946 million. On a consolidated basis. the impact of the ordinary loss of ¥1.945 million resulted in an interim consolidated loss of ¥2.183 million.

3-5 Consolidated Balance Sheet

At September 30. 2006. total assets amounted to ¥16.570 million. while total liabilities were ¥5.551million. Including subscription rights and minority interests. shareholders' equity amounted to ¥11.019 million.

At September 30. 2006. investment and other assets declined substantially because of the loss taken on the shares of JIMOS that had been accounted for by the equity method.

In addition. of the price of the stock of the overseas subsidiary acquired in the previous fiscal year. the Company took out a loan equivalent to the outstanding payables of US$20 million (¥2.357 million) at the time of their payment. Therefore. compared with the end of the previous fiscal year. accounts payables have declined and short-term debt has increased..

	Interim Period ended September 30. 2005	Interim period ended September 30. 2006
Equity ratio (%)	66.3	61.8
Equity ratio on a market value basis (%)	382.1	124.4
Debt Redemption (years)	-	5.8
Interest Coverage Ratio (times)	-	4.3

Equity ratio: shareholders' equity / total assets

Equity ratio on a market value basis: aggregate market value / total assets

Debt redemption (years): interest-bearing debt / operating cash flow

Interest coverage ratio: operating cash flow / interest payment

Note 1) For the interim period under review. the previously used shareholders' equity ratio figures have been restated as the equity ratio while the previously used shareholders' equity ratio figures have been restated as equity ratio on a market value basis.

2) Aggregate market value was calculated by using total issued and outstanding shares at the end of the period multiplied by the closing price for CYBIRD's stock on the last day of business in this interim.

3) Operating cash flow is used in the calculation of Debt Redemption and Interest Coverage Ratio. "Interest-bearing debt" includes all balance sheet debt with interest payment.

4) To provide a figure based on annualized cash flows from operating activities. Debt Redemption figures of the interim period ended September 30. 2006 have been multiplied by two.

5) Debt Redemption and Interest Coverage Ratio of the interim period ended September 30. 2006 are not mentioned due to a negative cash flow from operating activities.

3-6 Consolidated Cash Flow Statement

At the end of September 2006, cash and cash equivalents totaled ¥1,811 million, increasing by ¥113 million from the same period in the previous year. Conditions/contributing factors in each cash flow segment for this interim under

review are as follows.

(Cash flow from operating activities)

Cash flow from operating activities for the interim period increased by ¥274 million, compared with a decrease of ¥905 million in the same period in the previous fiscal year. Among the factors contributing to this result in addition to operating income of ¥345 million were depreciation expenses and goodwill amortization expenses of an overseas subsidiary of ¥441 million in total, a decline in sales receivables, an increase in procurement payables, and income tax paid of ¥324 million.

(Cash flow from investing activities)

Cash flow from investing activities decreased by ¥2,589 million compared with a decrease of ¥3,987 million in the same period in the prior fiscal year. The decline could chiefly be attributed to outstanding payables of US$20 million (¥2,357 million) regarding the price of the stock of the overseas subsidiary acquired in the previous fiscal year.

(Cash flow from financing activities)

Cash flow from financing activities expanded ¥2,431 million compared with an increase of ¥4,429 million in the previous interim period. The increase was primarily due to the covering with a short-term loan of an outstanding payable regarding the acquisition of shares of an overseas subsidiary that was the cause of the decline in cash flow from investing activities.

3-7 Earning Forecasts

The Company announced Revision of Fiscal Earnings Forecasts on November 17, 2006.

(Consolidated)

The annual earnings forecasts for the fiscal year ending March 2007 announced on May 25, 2006 did not reflect the planned integration of the businesses of the Company and JIMOS CO., LTD. However, since consolidated earnings performances starting with the second half of the current fiscal year will fully consolidate the earnings of JIMOS, the original sales forecasts have been revised as follows.

In addition to the investment loss on the shares of JIMOS held under the equity method, the Company also plans to record an extraordinary loss on additional goodwill amortization charges on those same shares. Therefore, the fiscal consolidated operating income and net income forecasts have also been revised as follows.

(Non-consolidated)

At the time of business integration, the Company became a holding company based on a corporate split. As a result, the Company no longer books the earnings of the Mobile Content Business and its other previous main businesses. Since in addition to the extraordinary loss of ¥1,939 million booked in the interim period, the Company also intends to post an extraordinary loss regarding the JIMOS shares in the second half, expectations for the non-consolidated net sales, ordinary income, and net income figures have been revised as follows.

Consolidated Earnings Forecast (Unit: Millions of yen)

	Net Sales	Ordinary income	Net Income
FY ending March 2007	24,450	(1,850)	(7,200)

Non-Consolidated Earnings Forecast (Unit: Millions of yen)

	Net Sales	Ordinary income	Net Income
FY ending March 2007	7,950	50	(6,950)

The above-mentioned earnings forecasts for FY ending March 2007 are premised on information available on the announcement date, and on the assumption regarding the future results of operation, which contain risk and uncertain factors. Actual results may be affected by various factors and differ from the above-mentioned earnings forecasts.

4. Consolidated Financial Statements (Interim)

4-1 Consolidated Balance Sheet (Interim)

(Unit: Thousands of yen. Round down)

		September 30, 2005			September 30, 2006			March 31,2006		
	Note	Thousands of yen		%	Thousands of yen		%	Thousands of yen		%
Assets										
I Current assets										
1 Cash and cash equivalents			2,935,154			2,060,808			1,946,363	
2 Accounts receivable			3,632,215			3,949,713			4,051,301	
3 Inventories			43,219			11,092			23,199	
4 Others			440,154			768,157			787,842	
5 Allowance for doubtful accounts			(30,417)			(25,185)			(29,905)	
Total current assets			7,020,326	37.4		6,764,586	40.8		6,778,802	35.8
II Property and equipment										
1 Tangible fixed assets	*1		319,902	1.7		307,177	1.9		314,239	1.6
2 Intangible fixed assets:										
(1) Software		686,242			599,658			692,842		
(2) Conso. Adjustment accounts		74,007			-			-		
(3) Goodwill		6,105,643			-			6,157,484		
(4) Goodwill		-			5,917,427			-		
(5) Others		140,538	7,006,432	37.4	213,891	6,730,977	40.6	311,337	7,161,665	37.8
3 Investment and other assets:										
(1) Investment securities		3,300,403			1,547,163			3,430,311		
(2) Deposit with landlord		430,361			454,274			451,594		
(3) Others		681,433			766,702			820,873		
(4) Allowance for doubtful accounts		(3,202)	4,408,995	23.5	-	2,768,140	16.7	-	4,702,779	24.8
Total property and equipment			11,735,330	62.6		9,806,295	59.2		12,178,684	64.2
Total Assets			18,755,656	100.0		16,570,881	100.0		18,957,486	100.0

(Unit: Thousands of yen, Round down)

		September 30, 2005			September 30, 2006			March 31,2006		
	Note	Thousands of yen		%	Thousands of yen		%	Thousands of yen		%
Liabilities										
I Current liabilities										
1 Accounts payable			1,496,182			1,666,526			1,597,519	
2 Short-term debt			300,385			2,654,855			244,747	
3 Accrued expenses	*2		3,272,072			417,792			2,870,721	
4 Accrued income taxes			376,071			34,404			295,156	
5 Bonus payment reserve			40,090			94,924			63,971	
6 Others			152,029			188,402			222,106	
Total current liabilities			5,636,830	30.1		5,056,906	30.5		5,294,222	28.0
II Long-term liabilities										
1 Corporate bond			75,000			370,500			379,477	
2 Long-term debt			160,675			104,733			112,237	
3 Reserve for employee's retirement benefit			22,239			18,948			22,327	
4 Others			2,072			-			1,511	
Total fixed debt			259,986	1.4		494,182	3.0		515,553	2.7
Total liabilities			5,896,817	31.5		5,551,088	33.5		5,809,776	30.7
Minority interests										
Minority interests			402,881	2.2		-	-		723,331	3.8
Shareholders' Equity										
I Common stock			5,426,925	28.9		-	-		5,451,700	28.8
II Additional paid-in capital			5,483,621	29.2		-	-		5,508,395	29.1
III Retained earnings			1,692,441	9.0		-	-		1,450,860	7.6
IV Unrealized gain in available-for-sale securities			5,424	0.0		-	-		2,829	0.0
V Foreign currency transaction adjustment			(152,454)	(0.8)		-	-		10,592	0.0
Total shareholders' equity			12,455,957	66.3		-	-		12,424,378	65.5
Total			18,755,656	100.0		-	-		18,957,486	100.0
Net Assets										
I Shareholders' equity										
1 Common stock			-	-		5,503,317	33.2		-	-
2 Additional paid-in capital			-	-		5,560,012	33.6		-	-
3 Retained earnings			-	-		(771,358)	(4.7)		-	-
Total shareholders' equity			-	-		10,291,971	62.1		-	-
II Valuation and translation adjustments										
1 Unrealized gain in available-for-sale securities			-	-		10,316	0.0		-	-
2 Foreign currency translation			-	-		(56,132)	(0.3)		-	-

adjustments										
Total valuation and translation adjustments			-	-		(45,816)	(0.3)		-	-
III Subscription right			-	-		3,555	0.0		-	-
IV Minority interests			-	-		770,082	4.7		-	-
Total net assets			-	-		11,019,793	66.5		-	-
Total			-	-		16,570,881	100.0		-	-

4-2 *Consolidated* Income Statements (Interim)

(Unit: Thousands of yen, Round down)

		Interim period ended September 30, 2005 (From April 1, 2005 To September 30, 2005)			Interim period ended September 30, 2006 (From April 1, 2006 To September 30, 2006)			FY ended March 31, 2006 (From April 1, 2005 To March 31, 2006)		
	Note	Thousands of yen		%	Thousands of yen		%	Thousands of yen		%
I Net Sales			6,819,804	100.0		8,450,215	100.0		15,089,011	100.0
II Cost of sales			4,508,425	66.1		4,884,096	57.8		9,526,737	63.1
Gross Profit			2,311,379	33.9		3,566,119	42.2		5,562,274	36.9
III Selling, general and administrative expenses	*1		2,290,054	33.6		3,221,017	38.1		5,809,444	38.5
Operating Income			21,325	0.3		345,102	4.1		(247,169)	(1.6)
IV Non-operating income										
1 Interest received		24			170			7,976		
2 Equity in net gain of an affiliate		20,303			-			35,466		
3 Foreign exchange gain		56,207			-			301,744		
4 Others		4,572	81,108	1.2	346	516	0.0	7,749	352,936	2.3
V Non-operating expenses										
1 Interest paid		4,098			63,384			33,999		
2 Trust expenses for subscription rights		11,512			-			14,503		
3 Share issue expenses		19,411			-			18,720		
4 Foreign currency transaction gain		-			326,452			-		
5 Equity in net gain of an affiliate		-			1,900,976			-		
6 Others		2,553	37,575	0.6	-	2,290,813	27.1	2,639	69,863	0.5
Ordinary Profit			64,858	0.9		(1,945,195)	(23.0)		35,903	0.2
VI Extraordinary profit										
1 Gain on sale of investment securities		853,112			-			-		
2 Equity in net gain of an affiliate		-			-			853,112		
3 Gain on change of equity		-	853,112	12.5	738	738	0.0	-	853,112	5.7
VII Extraordinary loss										
1 Loss on sale of tangible fixed assets	*2	1,040			-			7,639		
2 Loss on sales of associated company account		-			-			96,369		
3 Software reevaluation loss		52,217			47,864			79,713		
4 Loss on change in ownership ratio		39,252			-			45,521		
5 Restructuring expenses	*3	108,668			-			108,227		
6 Write-down of consolidation adjustment account		330,532			-			396,317		
7 Others		-	531,711	7.8	11,062	58,927	0.7	76,262	810,051	5.4
Income Before Income Taxes and minority Interests			386,259	5.6		(2,003,384)	(23.7)		78,964	0.5

Income Taxes		355,223			17,306			623,861		
Prior Year income taxes		-			40,844			-		
Prior Year Adjustments of income taxes		79,109	434,332	6.4	98,650	156,801	1.8	(168,802)	455,058	3.0
Profit (Loss) on minority interests			(146,047)	(2.2)		23,494	0.3		(232,486)	1.5
Net Income (Loss)			97,973	1.4		(2,183,680)	(25.8)		(143,607)	(1.0)

Sales by Operations

(Unit: Thousands of yen. Round down)

	Interim period ended September 30, 2005 (From April 1, 2005 To September 30, 2005)		Interim period ended September 30, 2006 (From April 1, 2006 To September 30, 2006)		FY ended March 31, 2006 (From April 1, 2005 To March 31, 2006)	
	thousands of yen	%	thousands of yen	%	thousands of yen	%
Mobile Contents Business	5,142,379	75.4	5,739,900	67.9	10,808,843	71.6
Marketing Solution Business	1,571,829	23.1	1,229,671	14.6	3,074,011	20.4
E-Commerce Business	101,805	1.5	154,453	1.8	253,729	1.7
Advertising Business	1,025	0.0	69,697	0.8	67,326	0.4
Investment Business	-	-	143,135	1.7	-	-
International Business	2,764	0.0	1,113,356	13.2	885,101	5.9
Total	6,819,804	100.0	8,450,215	100.0	15,089,011	100.0

Note) Consumption tax is not included in the sum mentioned above

4-3 Consolidated Statement of Changes in Shareholders' Equity (Interim)

Interim of FY ending March 31, 2007 (From April 1, 2006 to September 30, 2006)(Unit: thousands of yen, round down)

	Shareholders' equity			
	Common stock	Additional paid-in capital	Retained earnings	Total
Balance at March 31, 2006	5,451,700	5,508,395	1,450,860	12,410,956
Changes				
Share issue	51,616	51,616	-	103,233
Cash dividend	-	-	(38,538)	(38,538)
Net income	-	-	(2,183,680)	(2,183,680)
Net increase (decrease) except for items under shareholders' equity	-	-	-	-
Total	51,616	51,616	(2,222,218)	(2,118,985)
Balance at September 30, 2006	5,503,317	5,560,012	(771,358)	10,291,971

(Unit: thousands of yen, round down)

	Valuation / Translation Adjustment			Subscription right	Minority interests	Total
	Unrealized gain in available-for-sale securities	Foreign currency translation adjustments	Total			
Balance at March 31, 2006	2,829	10,592	13,422	-	723,331	13,147,710
Changes						
Share issue	-	-	-	-	-	103,232
Cash dividend	-	-	-	-	-	(38,538)
Net income	-	-	-	-	-	(2,183,680)
Net increase (decrease) except for items under shareholders' equity	7,486	(66,725)	(59,238)	3,555	46,751	(8,932)
Total	7,486	(66,725)	(59,238)	3,555	46,751	(2,127,917)
Balance at September 30, 2006	10,316	(56,132)	(45,816)	3,555	770,082	11,019,793

4-4 Consolidated Statement of Retained Earnings (Interim)

		Interim period ended September 30, 2005 (From April 1, 2005 To September 30, 2005)		Interim period ended September 30, 2006 (From April 1, 2006 To September 30, 2006)		FY ended March 31, 2006 (From April 1, 2005 To March 31, 2006)	
		Thousands of yen		Thousands of yen		Thousands of yen	
Additional paid-in capital:							
I Balance at the beginning of period			3,324,110		-		3,324,110
II Increase in additional paid-in capital							
1. Increase due to share issuance		2,159,510	2,159,510	-	-	2,184,285	2,184,285
III Balance at the end of period			5,483,621		-		5,508,395
Retained earnings:							
I Balance at the beginning of period			1,663,353		-		1,663,353
II Increase in retained earnings							
1. Net income (loss) for the interim period		97,973	97,973	-	-	(143,607)	(143,607)
III Decrease in retained earnings							
1. Dividend		68,886	68,886	-	-	68,886	68,886
IV Decrease in retained earnings			1,692,441		-		1,450,860

4-5 Consolidated Cash Flow Statements (Interim)

(Unit: Thousands of yen. Round down)

	Note	Interim period ended September 30, 2005 (From April 1, 2005 To September 30, 2005)	Interim period ended September 30, 2006 (From April 1, 2006 To September 30, 2006)	FY ended March 31, 2006 (From April 1, 2005 To March 31, 2006)
		thousands of yen	thousands of yen	thousands of yen
I Operating activities:				
1 Income before income taxes and minority interest		386,259	(2,003,384)	78,964
2 Depreciation and amortization		220,113	253,436	766,399
3 Goodwill amortization		-	188,137	-
4 Write-down of consolidation adjustment account		338,755	-	412,763
5 Restructuring expenses		108,668	-	108,227
6 Increase (decrease) in allowance for doubtful accounts		(2,726)	(4,720)	(6,440)
7 Increase (decrease) in bonus payment reserve		(102,725)	30,953	(77,754)
8 Increase (decrease) in reserve for employee's retirement benefits		(10,052)	(3,378)	(9,963)
9 Interests and dividend earned		(24)	(170)	(7,976)
10 Interest expenses		4,098	63,384	33,999
11 Equity in net earnings (losses) of an affiliate		(20,303)	1,900,976	(35,466)
12 Loss on sales of investment securities		(853,112)	-	(853,112)
13 Gain on sales of investment securities		-	-	96,369
14 Loss on sale of tangible fixed assets		1,040	-	7,639
15 Impairment of software		52,217	47,864	79,713
16 Gain on change of equity		39,252	(738)	45,521
17 (Increase) decrease in accounts receivable		94,028	88,533	(332,100)
18 (Increase) decrease in inventories		19,513	12,107	39,533
19 Increase (decrease) in accounts payable		(107,147)	73,744	(21,961)
20 Increase (decrease) in accrued expenses		(170,503)	(259,898)	(649,791)
21 Others		(59,562)	258,587	(100,434)
Total		(62,210)	645,435	(425,869)
22 Interests and dividends received		24	170	7,484
23 Dividends received from companies accounted for by the equity method		14,857	17,333	14,857
24 Interest paid		(4,524)	(63,881)	(32,781)
25 Income tax paid		(854,065)	(324,198)	(1,191,970)
Cash flow from operating activities		(905,919)	274,858	(1,628,280)
II Investing activities:				
1 Increase (decrease) in fixed deposit		15,741	(629)	15,992
2 Expenditures for property and equipment		(58,583)	(68,546)	(117,140)
3 Expenditure for intangible fixed assets		(308,050)	(208,288)	(769,543)
4 Proceeds from intangible fixed assets		-	7,000	-
5 Expenditure for investment securities		(939,660)	-	(1,067,660)
6 Proceeds from sales of investment securities		994,000	50,665	994,000
7 Expenditure for purchase of stocks of subsidiaries changing consolidation scope	*1	(3,683,832)	-	(3,825,751)
8 Expenditure for purchase of additional stocks of subsidiaries		-	(2,310,438)	-
9 Proceeds from sales of stocks of subsidiaries changing consolidation scope	*2	-	-	(112,278)
10 Proceeds from investment securities		-	-	75,049
11 Expenditures for deposits with landlord		(58,029)	(3,249)	(88,001)
12 Proceeds from deposits with landlord		2,438	300	2,838

13 Others		48,748	(56,544)	(26,942)
Cash flow from investing activities		(3,987,227)	(2,589,730)	(4,919,438)
III Financing activities:				
1 Proceeds from short-term debt		80,000	2,680,438	200,000
2 Repayment of short-term debt		(43,998)	(290,006)	(203,994)
3 Proceeds from long-term debt		200,000	30,000	200,000
4 Repayment of long-term debt		(52,148)	(57,137)	(116,228)
5 Proceeds from issuance of new bonds		-	-	319,224
6 Expenditure for bond redemption		(25,000)	(25,000)	(50,000)
7 Proceeds from issuance of new shares		4,299,608	103,233	4,349,850
8 Proceeds from subscription for stock by minority shareholders		40,000	25,000	435,000
9 Dividends payment		(69,138)	(34,762)	(69,429)
Cash flow from financing activities		4,429,324	2,431,765	5,064,422
IV Foreign currency translation adjustment of cash and cash equivalents		(103,685)	(3,077)	(72,752)
V Increase (decrease) in cash and cash equivalents		(567,507)	113,816	(1,556,047)
VI Cash and cash equivalents at the beginning of period		3,253,984	1,697,936	3,253,984
VII Cash and cash equivalents at the end of period		2,686,477	1,811,752	1,697,936

Notes to Consolidated Financial Statements

	Interim period ended September 30, 2005 (From April 1, 2005 To September 30, 2005)	Interim period ended September 30, 2006 (From April 1, 2006 To September 30, 2006)	FY ended March 31, 2006 (From April 1, 2005 To March 31, 2006)
1 Basis of Consolidation	(1)Number of Consolidated Companies: 6 Names of Consolidated Companies GiGAFLOPS Japan Inc. C&T Mobile Support Co., Ltd. AXISSOFT Corporation CYB INVESTMENT INC. Airborne Entertainment Inc. PLUS MOBILE COMMUNICATIONS Co., Ltd. CYB INVESTMENT INC.and PLUS MOBILE COMMUNICATIONS Co., Ltd., were newly established during the accounting period under review, and therefore have been included in the scope of consolidation for the interim period. The shares of Airborne Entertainment Inc.were acquired through CYB INVESTMENT INC.and were included in the scope of consolidation for the interim accounting period under review. However, because the deemed acquisition date is the final day of the interim accounting period, only the interim balance sheet has been consolidated.	(1) Number of Consolidated Companies: 9 Names of Consolidated Companies GiGAFLOPS Japan Inc. C&T Mobile Support Co., Ltd. AXISSOFT Corporation CYB INVESTMENT INC. Airborne Entertainment Inc. Cellus U.S.A., INC. PLUS MOBILE COMMUNICATIONS Co., Ltd. CYBIRD International Partners Inc. CYBIRD Plus Mobile Fund Investment Business Limited Partnership	(1) Number of Consolidated Companies: 9 Names of Consolidated Companies GiGAFLOPS Japan Inc. C&T Mobile Support Co., Ltd. AXISSOFT Corporation CYB INVESTMENT INC. Airborne Entertainment Inc. Cellus U.S.A., INC. PLUS MOBILE COMMUNICATIONS Co., Ltd. CYBIRD International Partners Inc. CYBIRD Mobilecasting Inc. CYBIRD Plus Mobile Fund Investment Business Limited Partnership C&T MOBILE SUPPORT CO., LTD., which was included in consolidation in the previous fiscal year, has been removed from consolidation because of the sale of its shares. However, for the period from April 1, 2005 to March 31, 2006 (deemed date of sale), the company's earnings, retained earnings, and cash flow statements have been consolidated. CYB INVESTMENT INC., PLUS MOBILE COMMUNICATIONS Co., Ltd., CYBIRD Investment Partners Inc., CYBIRD Mobilecasting Inc., and CYBIRD Plus Mobile Fund Investment Business Limited Partnership were newly established during the accounting period under review, and therefore have been included in the scope of consolidation for the interim period. The shares of Airborne Entertainment Inc. were acquired through CYB INVESTMENT INC. and were included in the scope of consolidation for the interim accounting period under review.
	(2)Names of Significant Non-consolidated Subsidiaries Not applicable	(2) Names of Significant Non-consolidated Subsidiaries See left	(2) Names of Significant Non-consolidated Subsidiaries See left
2 Equity Method	(1)The Company has no unconsolidated subsidiaries accounted for by the equity method.	(1) See left	(1) See left
	(2) Number of affiliates accounted for by the equity method: 2 Names of companies accounted for by the equity method: DMOVE Co., Ltd. JIMOS CO., LTD. Since additional acquisition of shares of JIMOS has pushed the Company's holding beyond 20%,	(2) Number of affiliates accounted for by the equity method: 2 Names of companies accounted for by the equity method: DMOVE Co., Ltd. JIMOS CO., LTD.	(2) Number of affiliates accounted for by the equity method: 2 Names of companies accounted for by the equity method: DMOVE Co., Ltd. JIMOS CO., LTD. Since additional acquisition of shares of JIMOS has pushed the Company's holding beyond 20%. JIMOS has

	JIMOS has been made an affiliate accounted for by the equity method. Due to the sale of shares of KLab Inc., the company is no longer accounted for by the equity method. Until the deemed date of sales of the shares, however, the company's losses were included in consolidation.		been made an affiliate accounted for by the equity method. Due to the sale of shares of KLab Inc., the company is no longer accounted for by the equity method. Until the deemed date of sales of the shares, however, the company's losses were included in consolidation.
	(3)The Company has no affiliates not accounted for by the equity method and no unconsolidated subsidiaries.	(3) See left	(3) See left
	(4)Reason for not applying equity method to unconsolidated companies Not applicable	(4) Reason for not applying equity method to unconsolidated companies See left	(4) Reason for not applying equity method to unconsolidated companies See left
	(5)Matters that should be especially noted with regard to application of equity method: Among companies accounted for by the equity method, JIMOS CO., LTD., has its interim period end on December 31. In the preparation of the consolidated financial statements, therefore, a balance sheet of the most recent interim period was used.	(5) Matters that should be especially noted with regard to application of equity method: Among companies accounted for by the equity method, JIMOS CO., LTD., has its interim period end on December 31. In the preparation of the consolidated financial statements, therefore, a balance sheet of the most recent interim period was used. Important events subsequent to the end of JIMOS's interim period have been included in application of the equity method as necessary.	(5) Matters that should be especially noted with regard to application of equity method: Among companies accounted for by the equity method, JIMOS CO., LTD., has its fiscal year end on June 30. In the preparation of the consolidated financial statements, therefore, a balance sheet of the most recent fiscal year was used.
3 Interim (fiscal) account date of Consolidated Subsidiaries	Among consolidated subsidiaries, the accounting closing date for the interim periods of CYB INVESTEMENT INC. and its consolidated subsidiary Airborne Entertainment Inc. is June 30. In preparing the interim consolidated balance sheet, an interim consolidated balance sheet of CYB INVESTMENT was used. The consolidated statements have been adjusted for any material transactions that occurred subsequent to the subsidiary's interim closing date and the end of the consolidated interim period. The account closing dates for the interim period of all other consolidated subsidiaries are the same as the parent company	Among consolidated subsidiaries, the accounting closing date for the interim periods of CYB INVESTEMENT INC. and its consolidated subsidiary Airborne Entertainment Inc., Cellus U.S.A.,INC., and CYBIRD Plus Mobile Fund Investment Business Limited Partnership is June 30. In preparing the interim consolidated balance sheet, an interim consolidated balance sheet of CYB INVESTMENT was used. The consolidated statements have been adjusted for any material transactions that occurred subsequent to the subsidiary's interim closing date and the end of the consolidated interim period. For CYBIRD Plus Mobile Fund Investment Business Limited Partnership, a trial balance was taken on September 30 to be used in consolidation. The account closing dates for the interim period of all other consolidated subsidiaries are the same as the parent company.	Among consolidated subsidiaries, the accounting closing date for the fiscal year end of CYB INVESTEMENT INC. and its consolidated subsidiary Airborne Entertainment Inc. is December 31. In preparing the year-end consolidated balance sheet, a year-end consolidated balance sheet for CYB INVESTMENT was used. The consolidated statements have been adjusted for any material transactions that occurred subsequent to the subsidiary's fiscal closing date and the end of the consolidated fiscal year. For CYBIRD Plus Mobile Fund Investment Business Limited Partnership, a trial balance was taken on March 31 to be used in consolidation. The account closing dates for the fiscal year end of all other consolidated subsidiaries are the same as the parent company.
4. Summary of Significant Accounting Policies			
(1) Asset Valuation Standards and Methods	a. Securities Other Securities Marketable securities: Valuation at cost at fair value at the end of this interim, with unrealized gains and	a. Securities Other Securities Marketable securities: Valuation at cost at fair value at the end of this interim, with unrealized gains and	a. Securities Other Securities Marketable securities: Valuation at cost at fair value at the end of this interim, with unrealized gains and

	losses, reported in a separate component of shareholders' equity. The cost of securities sold is determined based on the moving-average method.	losses, reported in a separate component of shareholders' equity. The cost of securities sold is determined based on the moving-average method.	losses, reported in a separate component of shareholders' equity. The cost of securities sold is determined based on the moving-average method.
	Non-marketable securities: stated at cost determined by the moving-average method.	Non-marketable securities: See left	Non-marketable securities: See left
	Investment in investment business limited partnerships and equivalent investment partnerships (deemed marketable securities under Article 2, Paragraph 2 of the Securities and Exchange Law):	Investment in investment business limited partnerships and equivalent investment partnerships (deemed marketable securities under Article 2, Paragraph 2 of the Securities and Exchange Law): The amount equivalent to equity portion determined based on the most recent financial statements available prepared according with the financial report date designated in the partnership agreement.	Investment in investment business limited partnerships and equivalent investment partnerships (deemed marketable securities under Article 2, Paragraph 2 of the Securities and Exchange Law):
	b. Derivative	b. Derivative	b. Derivative
	Valuation at cost at fair	See left	See left
	c. Inventories	c. Inventories	c. Inventories
	- Merchandise	- Merchandise	- Merchandise
	Valuation at cost by the moving-average cost method	See left	See left
	- Work in Process	- Work in Process	- Work in Process
	Valuation at cost by the identified cost method	See left	See left
(2) Depreciation Method for Depreciable Asset	a. Tangible Fixed Asset	a. Tangible Fixed Asset	a. Tangible Fixed Asset
	Building was valued at the straight-line method. Other tangible fixed asset was valued at the declining-balance method.	See left	See left
	Useful lives : Leasehold improvements 8 to 50 years		
	Furniture and fixtures 5 to 6 years		
	b. Intangible Fixed Asset	b. Intangible Fixed Asset	b. Intangible Fixed Asset
	Software (in-house use).	See left	See left
	Valued at the straight-line method, based on a useful life of 3 to 5 years.		
	Goodwill	Goodwill	Goodwill
	Goodwill is amortized on a straight-line basis over 2 years to 12 years depending on the accounting standards of the country of residency. However, of total amount of goodwill amount recorded for U.S. consolidated subsidiaries, the portion other than intangible fixed assets—which can be recognized separately—is not being amortized, in accordance with Statement No. 142 of the Financial Accounting Standards Board of the United States.	Goodwill is amortized on a straight-line basis over 2 years to 12 years depending on the accounting standards of the country of residency. However, of total amount of goodwill amount recorded for U.S. consolidated subsidiaries, the portion other than intangible fixed assets—which can be recognized separately—is not being amortized, in accordance with Statement No. 142 of the Financial Accounting Standards Board of the United States.	Goodwill is amortized on a straight-line basis over 2 years to 12 years depending on the accounting standards of the country of residency. However, of total amount of goodwill amount recorded for U.S. consolidated subsidiaries, the portion other than intangible fixed assets—which can be recognized separately—is not being amortized, in accordance with Statement No. 142 of the Financial Accounting Standards Board of the United States.
(3) Accounting	a. New share issuing expenses	a. New share issuing expenses	a. New share issuing expenses

Methods for Deferred Assets	All new share issuing expenses are expensed at time of disbursement.	See left b. Share exchange expenses Fully expensed at time of payment	See left
(4) Allowance or Reserve	a. Allowance for Doubtful Accounts The allowance for doubtful accounts is stated in amounts considered to be appropriate based on the companies' past credit loss experience and an evaluation of potential losses in the receivables outstanding.	a. Allowance for Doubtful Accounts See left	a. Allowance for Doubtful Accounts See left
	b. Bonus Payment Reserve The bonus payment reserve is stated in amounts considered to be payable based on the amount of bonus forecast.	b. Bonus Payment Reserve See left	b. Bonus Payment Reserve To create a reserve for bonus payments to employees, the portion of bonus payments forecast for the following consolidated fiscal year that is ascribed to the current fiscal year is booked to the reserve
	c. Allowance for Retirement Benefits For a portion of domestic consolidated subsidiaries, in preparation to pay retirement benefits owed employees, the Company books amounts recognized as payable at the end of the interim period based on the expected retirement benefit obligations at the end of the interim period.	c. Allowance for Retirement Benefits See left	c. Allowance for Retirement Benefits For a portion of domestic consolidated subsidiaries, in preparation to pay retirement benefits owed employees, the Company books amounts recognized as payable at the end of the fiscal year based on the expected retirement benefit obligations at the end of the fiscal period.
(5)Converting Significant Foreign Currency-Denominated Assets and Liabilities to Japanese Yen	Foreign currency denominated assets and liabilities are converted into Japanese yen at the spot exchange rate on the accounting settlement date of the interim period, and any differences with book value are charged as income or loss. The assets and liabilities of overseas subsidiaries are translated into Japanese yen using the spot exchange rate on the day on which the interim period of the relevant subsidiary ends, and translation differences are included in translation adjustments in shareholders' equity.	Foreign currency denominated assets and liabilities are converted into Japanese yen at the spot exchange rate on the accounting settlement date of the interim period, and any differences with book value are charged as income or loss. The assets and liabilities of overseas subsidiaries are translated into Japanese yen using the spot exchange rate on the day on which the interim period of the relevant subsidiary ends, while income and expenses are converted using the average sport rate for the interim period. Translation differences are included in translation adjustments and in minority interests.	Foreign currency denominated assets and liabilities are converted into Japanese yen at the spot exchange rate on the accounting settlement date of the fiscal year, and any differences with book value are charged as income or loss. The assets and liabilities of overseas subsidiaries are translated into Japanese yen using the spot exchange rate on the day on which the fiscal year of the relevant subsidiary ends, while income and expenses are converted using the average sport rate for the fiscal year. Translation differences are included in translation adjustments and in minority interests
(6)Accounting for Significant Lease Transactions	With the exception of leases in which ownership is deemed to have been transferred to the lessee, financial lease transitions are accounted for as an ordinary credit transaction.	See left	See left
(7)Other Material Items in the Preparation of the Interim (Consolidated) Balance Sheets	Accounting for consumption tax The exclusion method is employed.	Accounting for consumption tax See left	Accounting for consumption tax See left
(8)Summary of Principle Differences in Accounting Standards of Parent Company and Consolidated	Consolidated subsidiary CYB INVESTMENT INC. is a U.S. corporation and follows U.S. accounting standards in the presentation of the interim period financial statements. The subsidiary	Consolidated subsidiary CYB INVESTMENT INC. is a U.S. corporation and follows U.S. accounting standards in the presentation of the interim period financial statements. The subsidiary	Consolidated subsidiary CYB INVESTMENT INC. is a U.S. corporation and follows U.S. accounting standards in the presentation of its fiscal financial statements. The subsidiary uses a

Subsidiaries	uses a partial market value assessment method for the evaluation of its assets and liabilities. For differences in investment (goodwill), the subsidiary does not amortize those portions of goodwill that cannot be recognized as intangible fixed assets in accordance with U.S. FASB Statement No. 142.	uses a partial market value assessment method for the evaluation of its assets and liabilities. For differences in investment (goodwill), the subsidiary does not amortize those portions of goodwill that cannot be recognized as intangible fixed assets in accordance with U.S. FASB Statement No. 142.	partial market value assessment method for the evaluation of its assets and liabilities. For differences in investment (goodwill), the subsidiary does not amortize those portions of goodwill that cannot be recognized as intangible fixed assets in accordance with U.S. FASB Statement No. 142.
5 Cash and Cash Equivalents in Interim Consolidated Cash Flow Statements	Cash (Cash and Cash Equivalents) in the Consolidated Cash Flow Statements for the interim period consists of cash on hand and deposits that can be withdrawn reasonably quickly or converted to cash and short-term investments that have only minor exposure to price fluctuations and their periods of redemption are within 3 months for the date of acquisition.	See left	Cash (Cash and Cash Equivalents) in the fiscal year end Consolidated Cash Flow Statements consists of cash on hand and deposits that can be withdrawn reasonably quickly or converted to cash and short-term investments that have only minor exposure to price fluctuations and their periods of redemption are within 3 months for the date of acquisition.

Change of notes to Consolidated Financial Statements

	Interim period ended September 30, 2005 (From April 1, 2005 To September 30, 2005)	Interim period ended September 30, 2006 (From April 1, 2006 To September 30, 2006)	FY ended March 31, 2006 (From April 1, 2005 To March 31, 2006)
Fixed Asset Impairment Accounting Standards	Beginning with the interim period under review, fixed asset impairment accounting standards (Opinion on Accounting Standards for Impairment of Fixed Assets, Business Accounting Council, August 9, 2002) and Guidelines for Practical Application of Accounting Standards for Impairment of Fixed Assets (Business Accounting Council No.6, October 31, 2003)) have been adopted. Implementation of the new accounting standards had no impact on profits for the period.	-	Beginning with the interim period under review, fixed asset impairment accounting standards (Opinion on Accounting Standards for Impairment of Fixed Assets, Business Accounting Council, August 9, 2002) and Guidelines for Practical Application of Accounting Standards for Impairment of Fixed Assets (Business Accounting Council No.6, October 31, 2003)) have been adopted. Implementation of the new accounting standards had no impact on profits for the period.
Accounting Standards for the Presentation of Shareholders' Equity in the Balance Sheets	-	Commencing with the interim period under review, "Accounting Standards for the Presentation of Shareholders' Equity on the Balance Sheets (Business Accounting Standards No. 5, December 9, 2005) and "Practical Guidelines on Accounting Standards for the Presentation of Shareholders' Equity on the Balance Sheets (Practical Guidance on Business Accounting Standards No. 8, December 9, 2005) are being applied. Using the previous method, total shareholders' equity would amount to ¥10,246,154,000. Based on the revision of the rules for presenting the interim consolidated financial statements, the presentation of shareholders' equity for the Interim Consolidated Balance Sheets has been prepared using the rules for presenting the interim consolidated financial statements following their revision.	-
Accounting Standards for Stock Options	-	Commencing with the interim period under review, "Accounting Standards for Stock Options (Business Accounting Standards No. 8, December 27, 2005) and "Practical Guidelines on Accounting Standards for Stock Options (Practical Guidance on Business Accounting Standards No. 11, May 31, 2006) are being applied. As a result of this application, operating income, ordinary income, and net income for the interim period under review are ¥3,555,000 lower compared with the previous accounting methods.	-

Changes in Presentation Method

Interim period ended September 30, 2005 (From April 1, 2005 To September 30, 2005)	Interim period ended September 30, 2006 (From April 1, 2006 To September 30, 2006)
(Interim Consolidated Balance Sheet) Because Long-term Loans (At the end of the previous interim period, ¥2,928,000) included under Others in Property and equipment in the previous interim period have become more material, they are being presented as a separate item starting with the interim period under review.	(Interim Consolidated Balance Sheet) Starting from the interim period under review, the concession has been stated as "goodwill" according to the revised rule of Interim Consolidated Financial Statements.
(Interim Consolidated Income Statements) Because Translation Gains (At the end of the previous interim period, ¥192,000) included under Others in Nonoperating Income and Expenses in the previous interim period exceeded 10% of total nonoperating income, they are being presented as a separate item starting with the interim period under review. Because New Share Issuing Expenses (At the end of the previous interim period, ¥94,000) included under Others in Nonoperating Income and Expenses in the previous interim period exceeded 10% of total nonoperating expenses, they are being presented as a separate item starting with the interim period under review.	(Interim Consolidated Income Statements) ———

Notes

Notes for Consolidated Balance Sheet

(Millions of yen: round down)

September 30, 2005	September 30, 2006	March 31,2006
1. Accumulated depreciation of tangible fixed assets 245	1. Accumulated depreciation of tangible fixed assets 290	1. Accumulated depreciation of tangible fixed assets 250
2. Advances and arrears at end of term included ¥2,260 million advanced to CYB INVESTMENT INC by CYBIRD for the purchase of stock of Airborne Entertainment Inc.	-	2. Advances and arrears at end of term included ¥2,350 million advanced to CYB INVESTMENT INC by CYBIRD for the purchase of stock of Airborne Entertainment Inc.
3. Current account overdraft agreement To enable the effective financing of operating funds and to prepare for payment on the advances to its subsidiary CYB INVESTMENT INC for the acquisition of Airborne Entertainment Inc., CYBIRD concluded a current account draft agreement with five banks that it does business with. The overdraft balance on the current account overdraft agreement at the end of the fiscal year under review was as follows. Overdraft ceiling ¥6,500 million Current overdraft balance - million yen	3. Current account overdraft agreement To enable the effective financing of operating funds, CYBIRD concluded a current account draft agreement with four banks that it does business with. The overdraft balance on the current account overdraft agreement at the end of the fiscal year under review was as follows. Overdraft ceiling ¥4,500 million Current overdraft balance ¥100 million yen	3. Current account overdraft agreement To enable the effective financing of operating funds and to prepare for payment on the advances to its subsidiary CYB INVESTMENT INC for the acquisition of Airborne Entertainment Inc., CYBIRD concluded a current account draft agreement with four banks that it does business with. The overdraft balance on the current account overdraft agreement at the end of the fiscal year under review was as follows. Overdraft ceiling ¥6,500 million Current overdraft balance - million yen
4. Contingent liability With regard to the acquisition of Airborne Entertainment Inc., the Group plans to pay previous shareholders of the company a beneficial interest in retained earnings up to US$17 million. Portions from 0% to 100% of this amount will be paid as additional amounts.	4. Contingent liability See left	4. Contingent liability See left

Notes for Consolidated Income Statements

(Millions of yen: round down)

Interim period ended September 30, 2005 (From April 1, 2005 To September 30, 2005)	Interim period ended September 30, 2006 (From April 1, 2006 To September 30, 2006)	FY ended March 31, 2006 (From April 1, 2005 To March 31, 2006)
1. Sales, general and administrative expenses Advertisement & general publicity expenses 78 Allowance for doubtful accounts 30 Employees' salaries 541 Charge in bonus payment reserve 20 R&D 227 Charge and commission 800	1. Sales, general and administrative expenses Advertisement & general publicity expenses 104 Allowance for doubtful accounts 26 Employees' salaries 725 Charge in bonus payment reserve 42 R&D 465 Charge and commission 859	1. Sales, general and administrative expenses Advertisement & general publicity expenses 236 Allowance for doubtful accounts 29 Compensation paid to directors and statutory auditors 270 Employees' salaries 1,158 Welfare expenses 148 Charge in bonus payment reserve 33 Traveling and transportation expenses 127 R&D 972 Charge and commission 1,852
2. Loss on disposal of properties Software 1	-	2. Loss on disposal of properties Restoration fee 1 Software 1 Office equipment 4
3. Restructuring losses Software evaluation by loss on exiting business 86 Termination of ongoing advisory fees 9 Expenses for revision of call center 12	-	3. Restructuring losses Software evaluation by loss on exiting business 86 Termination of ongoing advisory fees 8 Expenses for revision of call center 12

(Changes in Capital during the Interim Period)

Interim Period (From April 1. 2006 to September 30. 2006)

Type and total amount of issued shares and type and amount of treasury shares

	Number of shares at end of previous fiscal year (Shares)	Increase in shares during interim period (Shares)	Decrease in shares during interim period (Shares)	Number of shares at end of interim period (Shares)
Issued shares				
Common shares (Note)	230,767	627	-	231,394
Total	230,767	627	-	231,394

Notes: 1.The increase in share issued (627 share) is due to new share issued by the exercise of subscription rights.

Subscription Rights

Category	Subscription Right Class	Type of Shares to be Issued	Number of Shares Represented by Subscription Rights (Shares)				Balance at End of Interim Period (Thousands of Yen)
			Previous Fiscal Year End	Additions in Interim Period	Reductions in Interim Period	End of Interim Period	
Issuer (Parent Company)	FY2002(Note 1)	Common shares	900	-	129	771	-
	FY2003(Note 1)	Common shares	4,446	-	498	3,948	-
	FY2004(Note 2)	Common shares	4,503	-	18	4,485	-
	FY2006(Note 3)	Common shares	-	200	-	200	3,555
Consolidated Subsidiary		-	-	-	-	-	-
Total		-	-	-	-	-	3,555

Notes: 1.The reductions in subscription rights for FY2002 and FY2003 are due to the exercise of subscription rights.

2. The reductions in subscription rights for FY2004 are due to the cancellation of subscription rights.

3. The increase in subscription rights for FY2006 is due to the exercise of subscription rights.

Stock Dividends

Amount of Dividends Paid

(Resolution)	Type of Shares	Total Dividend Amount (Yen)	Dividend per Share (Yen)	Date of Record	Effective Date
June 29, 2006 Regular General Meeting of Shareholders	Common shares	38,538,089	167	March 31, 2006	June 29, 2006

Notes for Consolidated Cash Flow Statements

(Millions of yen: round down)

Interim period ended September 30, 2005 (From April 1, 2005 To September 30, 2005)	Interim period ended September 30, 2006 (From April 1, 2006 To September 30, 2006)	FY ended March 31, 2006 (From April 1, 2005 To March 31, 2006)
Relationship between Balance of Cash and Cash Equivalents and Items in the Consolidated Balance Sheets Cash and deposit accounts 2,935 Fixed deposit over three months left (248) Cash and cash equivalents 2,686	Relationship between Balance of Cash and Cash Equivalents and Items in the Consolidated Balance Sheets Cash and deposit accounts 2,060 Fixed deposit over three months left (249) Cash and cash equivalents 1,811	Relationship between Balance of Cash and Cash Equivalents and Items in the Consolidated Balance Sheets Cash and deposit accounts 1,946 Securities - Total 1,946 Fixed deposit over three months left (248) Cash and cash equivalents 1,697
1. Details of the major assets and liabilities of the acquired Airborne Entertainment, now a consolidated subsidiary and the relationship between the acquisition cost of the subsidiary's stock and the amount paid (net) for the acquired subsidiary. Airborne Entertainment Inc. Current assets 571 Fixed assets 657 Investment Diff. (Goodwill) 5,850 Current liabilities (1,007) Fixed liabilities (2) Minority interest (138) Airborne purchase cost 5,930 Purchase cost arrears (2,212) Airborne cash and cash equivalents (34) Balance: amount paid for Airborne 3,683	-	1. Details of the major assets and liabilities of the acquired Airborne Entertainment, now a consolidated subsidiary and the relationship between the acquisition cost of the subsidiary's stock and the amount paid (net) for the acquired subsidiary. Airborne Entertainment Inc. Current assets 571 Fixed assets 657 Investment Diff. (Goodwill) 5,878 Current liabilities (1,007) Fixed liabilities (2) Minority interest (145) Airborne purchase cost 5,953 Purchase cost arrears (2,357) Airborne cash and cash equivalents (34) Exchange gain 264 Balance: amount paid for Airborne 3,825
		2. Major categories of assets and liabilities of company excluded from consolidation because of sale of shares and relationship between sales price of shares and cost of sale (net amount) of company C&T Mobile Support Co., Ltd. Current assets 218 Property and equipment 46 Current liabilities (86) Long-term liabilities - Loss on sales (96) C&T Mobile Support Co., Ltd. Sales Price 81 (Net of commission) Unpaid commission 10 Accounts payable on sales (91) Cash and cash equivalents (112) Balance: amount paid for excluding C&T Mobile Support Co., Ltd. from consolidation (112)

Lease related

(Round down)

Interim period ended September 30, 2005 (From April 1, 2005 To September 30, 2005)	Interim period ended September 30, 2006 (From April 1, 2006 To September 30, 2006)	FY ended March 31, 2006 (From April 1, 2005 To March 31, 2006)
I Finance lease transactions, with which the ownership is not transferred to the lessee 1.Pro forma Acquisition cost, Accumulated depreciation and equivalent balance of the leased property	Finance lease transactions, with which the ownership is not transferred to the lessee 1.Pro forma Acquisition cost, Accumulated depreciation and equivalent balance of the leased property	Finance lease transactions, with which the ownership is not transferred to the lessee 1.Pro forma Acquisition cost, Accumulated depreciation and equivalent balance of the leased property

Interim period ended September 30, 2005 (millions of yen)

	Acquisition cost	Accumulated depreciation	Balance
Equipments	727	290	437
Software	21	11	9
Total	748	301	446

Interim period ended September 30, 2006 (millions of yen)

	Acquisition cost	Accumulated depreciation	Balance
Equipments	574	261	313
Software	33	13	19
Total	608	275	333

FY ended March 31, 2006 (millions of yen)

	Acquisition cost	Accumulated depreciation	Balance
Equipments	650	313	336
Software	24	14	10
Total	674	327	346

Interim period ended September 30, 2005	Interim period ended September 30, 2006	FY ended March 31, 2006
2.Pro forma equivalent balance of unexpired lease expenses Due within 1 year 253 million yen Due after 1 year 402 million yen Total 655 million yen	2.Pro forma equivalent balance of unexpired lease expenses Due within 1 year 155 million yen Due after 1 year 203 million yen Total 358 million yen	2.Pro forma equivalent balance of unexpired lease expenses Due within 1 year 151 million yen Due after 1 year 221 million yen Total 373 million yen
3.Lease expenses, pro forma equivalent depreciation and interest expense Lease expenses 104 million yen Depreciation expenses 95 million yen Interest expenses 12 million yen	3.Lease expenses, pro forma equivalent depreciation and interest expense Lease expenses 105 million yen Depreciation expenses 89 million yen Interest expenses 9 million yen	3.Lease expenses, pro forma equivalent depreciation and interest expense Lease expenses 222 million yen Depreciation expenses 202 million yen Interest expenses 25 million yen
4.Computation method for pro forma equivalent deprecation Straight-line method. Lease period is the useful life of the asset, and scrap value is zero.	4.Computation method for pro forma equivalent deprecation See left	4.Computation method for pro forma equivalent deprecation See left
5. Computation method for pro forma equivalent interest Interest method. Pro forma equivalent interest is estimated as the difference of total lease expense and pro forma equivalent acquisition value.	5. Computation method for pro forma equivalent interest See left	5. Computation method for pro forma equivalent interest See left
II Operating lease transaction Unexpired lease expenses Due within 1 year 359 million yen Due after 1 year 282 million yen Total 641 million yen	II Operating lease transaction Unexpired lease expenses Due within 1 year 193 million yen Due after 1 year 153 million yen Total 346 million yen	II Operating lease transaction Unexpired lease expenses Due within 1 year 370 million yen Due after 1 year 240 million yen Total 610 million yen

Securities

Previous Interim (September 30, 2005)

1. Securities with market quotations

N/A

2. Securities without market quotations

(Millions of yen, round down)

	Book value
Other securities	
Unlisted shares	33
Unlisted bonds	169

Current Interim (September 30, 2006)

1. Securities with market quotations

(Millions of yen, round down)

	Acquisition value	Book value	Difference
Shares	2	2	-
Total	2	2	-

2. Securities without market quotations

(Millions of yen, round down)

	Book value
Other securities	
US Treasury bill	273
Investment limited partnership	19
Unlisted shares	208
Unlisted bonds	114

Fiscal Year (March 31, 2006)

1. Securities with market quotations

N/A

2. Other Securities sold during this Interim

N/A

3. Securities without market quotations

(Millions of yen, round down)

	Book value
Other securities	
US Treasury bill	241
Unlisted shares	152
Unlisted bonds	164

3. Derivative Transactions

Previous Interim (April 1, 2005 to September 30, 2005)

Contract amount, fair value, and unrealized gain or loss

Targeted Item	Type of Transaction	Contract Amount (Thousands of yen)	Fair Value (Thousands of yen)	Unrealized Gain/Loss (Thousands of yen)
Currency	Forward foreign currency	1,078,500	1,096,834	18,334
	Current options transactions			
	Put option (US$)	1,050,000	(14,276)	(14,276)
	Call option (US$)	1,110,000	24,465	24,465
Total		3,238,500	1,107,023	28,523

Note: Current options transactions are so-called zero cost options, therefore, cost is zero.

Current Interim (April 1, 2006 to September 30, 2006)

Derivative transactions at the end of the consolidated accounting period were entirely accounted for based on the hedge accounting method, therefore, no description of effectiveness is included.

Previous consolidated accounting period (April 1, 2005 to March 31, 2006)

Contract amount, fair value, and unrealized gain or loss

Targeted Item	Type of Transaction	Contract Amount (Thousands of yen)	Fair Value (Thousands of yen)	Unrealized Gain/Loss (Thousands of yen)
Currency	Forward foreign currency	1,078,500	1,160,422	81,922
	Current options transactions			
	Put option (US$)	1,050,000	(800)	(800)
	Call option (US$)	1,110,000	55,983	55,983
Total		3,238,500	1,215,605	137,105

Note: 1. Current options transactions are so-called zero cost options, therefore, cost is zero.

2. Market value is calculated using prices issued by financial institutions trading in options.

(Stock Options)

Interim Consolidated Accounting Period (From April 1, 2006 to September 30, 2006)

1. Amount and Category of Expenses Booked in Interim Period

Sales, general and administrative expenses ¥3 million

2. Breakdown of Stock Options

Stock options granted during the interim period under review are as follows.

	FY2006 Stock Options
Category and Number of People Granted Options	Director of Company 1
Number of Stock Options Granted by Type of Share (Note)	Common shares 200 shares
Granting Date	June 1, 2006
Fixed Conditions Required for Rights	―――
Targeted Employment Period	―――
Exercise Period	From September 1, 2007 to August 31, 2013
Exercise Price (Yen)	156,900
Fair Value on Granting Date (Yen)	66,591

Note: Calculated based on the number of shares.

Segment information

1. Business segment information

Interim ended September 30, 2005 (From April 1, 2005 to September 30, 2005), Interim ended September 30, 2006 (From April 1, 2006 to September 30, 2006) and FY ended March 31, 2006 (From April 1, 2005 to March 31, 2006)

The principle businesses of the Company and its consolidated subsidiaries are a mobile contents related business including content distribution via mobile phones and PHS and series of technology development of contents/service provider system. A description of these business is omitted here, because the amount of sales, operating income (loss) or assets from, or of, those business segments accounts for more than 90% of total sales, operating income (loss) or assets.

2. Geographic segment information

Interim ended September 30, 2005 (From April 1, 2005 to September 30, 2005)

Description is omitted, because the amount of domestic sales accounts for more than 90% of consolidated sales.

Interim ended September 30, 2006 (From April 1, 2006 to September 30, 2006)

		Japan (Thousands of yen)	North America (Thousands of yen)	Total (Thousands of yen)	Elimination or Corporate (Thousands of yen)	Consolidated (Thousands of yen)
	Sales					
(1)	Sales to external customers	7,336,858	1,113,356	8,450,215	-	8,450,215
(2)	Sales or transfers between segments	-	-	-	-	-
	Total	7,336,858	1,113,356	8,450,215	-	8,450,215
	Operating expense	6,908,933	1,196,180	8,105,113	-	8,105,113
	Operating income or loss	427,925	(82,823)	345,102	-	345,102

FY ended March 31, 2006 (From April 1, 2005 to March 31, 2006)

		Japan (Thousands of yen)	North America (Thousands of yen)	Total (Thousands of yen)	Elimination or Corporate (Thousands of yen)	Consolidated (Thousands of yen)
	Sales					
(1)	Sales to external customers	14,208,242	880,769	15,089,011	-	15,089,011
(2)	Sales or transfers between segments	-	-	-	-	-
	Total	14,208,242	880,769	15,089,011	-	15,089,011
	Operating expense	14,097,893	1,238,288	15,336,181	-	15,336,181
	Operating income or loss	110,348	(357,518)	(247,169)	-	(247,169)

Note: 1. Country or region is determined by geographic proximity.

3. Overseas sales

Interim ended September 30, 2005 (From April 1, 2005 to September 30, 2005)

Description is omitted, because the amount of overseas sales was less than 10% of consolidated sales.

Interim ended September 30, 2006 (From April 1, 2006 to September 30, 2006)

	North America	Total
I Overseas Sales (thousand of yen)	1,113,356	1,113,356
II Consolidated Sales (thousand of yen)	-	8,450,215
III Proportion of Overseas Sales in Consolidated Sales (%)	13.2	13.2

FY ended March 31, 2006 (From April 1, 2005 to March 31, 2006)

Description is omitted, because the amount of overseas sales was less than 10% of consolidated sales.

(Per Share Data)

(Round down)

	Interim period ended September 30, 2005 (From April 1, 2005 To September 30, 2005)	Interim period ended September 30, 2006 (From April 1, 2006 To September 30, 2006)	FY ended March 31, 2006 (From April 1, 2005 To March 31, 2006)
1. Shareholders' Equity per Share 2. Net income (loss) per share 3. Net income per share (diluted)	54,048 yen 448 yen 440 yen	44,280 yen (9,440 yen) Net income per share (diluted) is not described due to net loss	53,839 yen (639 yen) Net income per share (diluted) is not described due to net loss
	A three-for-one stock split was implemented on November 19, 2004. If the stock split were applied to the previous fiscal year figures, the per share data for the previous fiscal year would be as follows: Shareholders' equity per share 37,538 yen Net income per share 5,077 yen Net income per share (diluted) 5,030 yen	-	-

Note: The basis for calculating net income per share and net income per share (diluted) are as follows.

	Interim period ended September 30, 2005 (From April 1, 2005 To September 30, 2005)	Interim period ended September 30, 2006 (From April 1, 2006 To September 30, 2006)	FY ended March 31, 2006 (From April 1, 2005 To March 31, 2006)
Net Income Per Share			
Net income (loss) (thousands of yen)	97,973	(2,183,680)	(143,607)
Amount not related to common stock (thousand of yen)	-	-	-
Net income (loss) related to common stock (thousands of yen)	97,973	(2,183,680)	(143,607)
Average number of common shares for period (shares)	218,292	231,301	224,396

Significant Subsequent Events

Interim period ended September 30, 2005 (From April 1, 2005 To September 30, 2005)	Interim period ended September 30, 2006 (From April 1, 2006 To September 30, 2006)	FY ended March 31, 2006 (From April 1, 2005 To March 31, 2006)
------	------	1. Share Exchange with JIMOS CO., LTD. CYBIRD Co., Ltd., and JIMOS CO., LTD., ratified in separate meetings of the boards of directors on May 15, 2006 a share exchange agreement that will result in JIMOS becoming a wholly owned subsidiary of CYBIRD on October 1, 2006 based on a share exchange. 1. Purpose of Share Exchange On March 1, 2005, JIMOS and CYBIRD announced a comprehensive strategic business and capital alliance aimed at developing their commerce business based on the utilization of CYBIRD's mobile-services-developed customer base. Based on that alliance, the two partners have been working toward the integration of their businesses to achieve a fusion of their areas of strength, their competitive capabilities, and their business and management resources with an eye to merging their capital (by establishing a holding company, etc.) and implementing group management. As a result, on March 14, 2006, the two companies have reached a basic agreement on integration of their businesses based on equal partnership by establishing a holding company, to further expand and diversify their business and increase their profitability. Part of the business integration scheme, the share exchange will be used to make JIMOS a wholly owned subsidiary of CYBIRD to facilitate the shift to a holding company organization. At the same time, CYBIRD will undergo a corporate split, with the former company changing its name to CYBIRD Holdings Co., Ltd., and becoming a holding company and a newly established company taking over the name of CYBIRD Co., Ltd., and succeeding to the existing businesses of the former company. As a result, JIMOS and the newly established CYBIRD will be wholly owned subsidiaries of the holding company, CYBIRD Holdings. 2. Share Exchange Particulars (1) Share Exchange Schedule March 14, 2006 — Fundamental agreement on business integration reached. March 31,2006 — Date set for CYBIRD regular shareholders' meeting. April 28, 2006 — Date set for JIMOS extraordinary shareholders' meeting May 15, 2006 — Conclusion of share exchange agreement. June 29, 2006 — Approval of share exchange agreement at CYBIRD regular shareholders' meetings (planned). June 30, 2006 — Approval of share exchange agreement at JIMOS extraordinary shareholders' meetings (planned). Sept. 26, 2006 — JIMOS shares delisted (planned). Sept. 30, 2006 — End of submission period for shares to be exchanged (planned). Oct. 1, 2006 — Share exchange date (planned) (2) Share Exchange Ratios For shareholders of JIMOS listed in the shareholder and beneficial shareholder registers at the end of the day on which the shares are to be exchanged, CYBIRD will exchange 1.17 common shares for each

		JIMOS common share. However, there will be no exchange of CYBIRD shares for the 12,381 common shares of JIMOS currently held by CYBIRD. (3) New Shares Issued by CYBIRD due to Share Exchange Common shares: 57,545 shares The above number of shares was determined based on a calculation using the number of common shares issued by JIMOS at March 31, 2006. This number could increase due to the exercise of stock options. 3. Outline of JIMOS CO., LTD. Representative: Fujio Komura Paid-in Capital: ¥1,176 million (At Dec. 31, 2005) Head Office: 1-4-2 Tenjin, Chuo-ku, Fukuoka 1. Main Business Direct marketing, wholesale, direct sales support services, and other businesses 2. Net Sales and Net Income (FY2005/6) Net Sales: ¥12,641 million Net Income: ¥753 million 3. Assets, Shareholder's equity and Liabilities (June 30, 2005) Assets: ¥6,960 million Liabilities: ¥1,874 million Shareholder's equity: ¥5,086 million II. The Spin Off of CYBIRD's Operations Due to Corporate Split The board of directors of CYBIRD decided in a meeting held on May 15, 2006 to convert the Company to a holding company after spinning out its existing operations into a newly established company. The effective date of the corporate split shall be October 2, 2006. 1. Purpose of Corporate Split The purpose of the current corporate split, in which the existing operations of the Company will be spun off to a newly established company, is to allow the formation of a holding company of which the newly established company and JIMOS CO., LTD. will become wholly owned subsidiaries. 2. Outline of Corporate Split (1) Corporate Split Schedule May 15, 2006 Board meeting to approve CYBIRD split plan June 29, 2006 Shareholders' meeting to approve CYBIRD split plan October 2, 2006 Registration date for corporate split (planned) (2) Corporate Split Process On October 2, 2006, CYBIRD will spin off its business operations, which will be transferred to a newly established company that will succeed to those businesses. (3) Stock Allotment All the 7,000 common shares issued by the newly established company upon establishment will be allotted to CYBIRD, the company that transferred its operations to the newly established company. (4) Rights and Obligations of the Newly Established Company Succeeding to CYBIRD's Businesses As of the corporate split date, the newly established company will succeed to the asset, liabilities, contractual obligations, and other rights and obligations as defined in the separately included Corporate Split Plan. 3. Details of Businesses Being Spun Off The newly established company will succeed to the following businesses (i) Mobile Content Business (ii) Marketing Solution Business (iii) E-Commerce Business (iv) Advertising (v) All related businesses

III. Authorization of the Board of Directors to Decide Items Regarding the Free Distribution of Subscription Rights in Accordance with the Introduction of a New Takeover Prevention Plan

In the 8th ordinary general shareholders meeting held on June 29, 2006, they decided authorization of the board of directors to decide items regarding the free distribution of subscription rights in accordance with the introduction of a new takeover prevention plan, as for the accomplishment of the continuous growth, the attainment of the continuous enhancement of corporate value and rational approach to realizing the interests of shareholders.

Outline of the Plan

The plan requires that a specified procedure must be followed for the acquisition of more than a fixed amount of shares of the Company and when such an acquisition does occur without following the procedure or even with following the procedure, the Company may take countermeasures against the acquisition by making a free distribution of subscription rights to its shareholders when the acquisition is judged to be counterproductive to enhancing corporate value and realizing the interests of shareholders.

(1) Shareholders eligible for allotment

The board of directors shall determine a specific day (hereinafter referred to as the "Distribution Date") on which shareholders or beneficiary shareholders (excluding the Company) entered or registered in the final shareholders register shall be eligible to receive an allotment of one (1) subscription right for each share held.

(2) Total number of Subscription Rights to be issued

The total number of Subscription Rights to be issued shall be the same number as the number of common shares of the Company issued and outstanding (excluding shares held by the Company) at the end of the Distribution Date.

(3) The type and number of shares for which Subscription Rights are to be issued

a. The type shares for which Subscription Rights are to be issued

The type of shares for which Subscription Rights are to be issued shall be the common shares of CYBIRD Co., Ltd.

b. The number of shares for which Subscription Rights are to be issued

The number of shares for which a Subscription Right is to be issued (hereinafter referred to as the "Conversion Number of Shares") shall be one (1) share, provided that should an adjustment be made in the Conversion Number of Shares subject to (4) below, adjustments shall be made accordingly.

(4) Adjustment of the number of shares to be issued for a Subscription Right

Should a stock split or reverse-stock split or a merger or corporate split take place following the allotment of the Subscription Rights, the Conversion Number of Shares shall be adjusted appropriately in consideration of the circumstances. When the Conversion Number of Shares is being adjusted, the Company shall beforehand notify the holders of Subscription Rights in writing or by a method prescribed in the Articles of Incorporation of the purpose, reason, Conversion Number of Shares before and after adjustment, the date of the adjustment, and other necessary matters; provided that if the notification or public announcement cannot be made in time, it shall be made promptly after the date of adjustment.

(5) Issue price of Subscription Rights

Gratis

(6) Payment on exercise of Subscription Rights

The amount of assets (cash) required for exercise of one (1) Subscription Right (hereinafter referred to as the "Exercise Price") shall be one (1) yen. The amount

		to be paid for the exercise of one (1) Subscription Right shall be the Exercise Price multiplied by the Conversion Number of Shares. (7) Exercise period of Subscription Rights The exercise period shall be a period decided by the board of directors not to exceed 120 days from the Allotment Date; provided that if the Company acquires Subscription Rights in accordance with Paragraph 9, the deadline for that acquisition shall be one day before the date of acquisition. If the final day of the exercise period falls on a banking holiday, the final day of the exercise period shall be the following banking day. (8) Exercise conditions (i) In this paragraph, the following words or phrases shall have the meaning as defined below unless otherwise provided for. a. A "Specified Shareholder" is an Owner or a Public Tender Offeror or an Owner and Public Tender Offeror of Securities of CYBIRD for whom any of the following exceeds 20%. I The Total Proportion of Share Ownership of the Company's Securities of said Owner and Co-owners II The Total Proportion of Share Ownership of the Company's Securities of said Public Tender Offeror and shares that said Public Tender Offeror will come into Ownership of and the share Ownership of Special Relationship Entities III The Total Proportion of Share Ownership of the Company's Securities of said Owner and Public Tender Offeror and shares that said Owner and Public Tender Offeror will come into Ownership of plus the share Ownership of Co-owners and Special Relationship Entities. b. "Ownership" has the meaning stipulated in Article 27-23, Paragraph 4 of the Securities and Exchange Act of Japan. c. "Owner" has the meaning stipulated in Article 27-23, Paragraph 1 of the Securities and Exchange Act of Japan, and includes those recognized as an Owner as provided for in Paragraph 3 of the same Article. d. "Public Tender Offeror" has the meaning stipulated in Article 27-3, Paragraph 2 of the Securities and Exchange Act of Japan. e. "Owner and Public Tender Offeror" is an Owner that is an Owner and Public Tender Offeror at the same time. f. "Co-owners" has the meaning stipulated in Article 27-23, Paragraph 5 of the Securities and Exchange Act of Japan, and includes those recognized as Co-owners as provided for in Paragraph 6 of the same Article. g. "Special Relationship Entities" has the meaning stipulated in Article 27-2, Paragraph 7 of the Securities and Exchange Act of Japan; provided that entities stipulated in Item 1 of the same Paragraph exclude those entities stipulated in Article 3, Paragraph 1 of the Cabinet Office Ordinance Regarding Disclosure of Public Tender Offers for Securities by Entities Other than Issuers. h. "Total Proportion of Share Ownership" has the meaning stipulated in Article 27-23, Paragraph 4 of the Securities and Exchange Act of Japan. i. "Entities Classified as Friendly" are any of the following: I CYBIRD or its subsidiaries (as defined in Article 8, Paragraph 3 of the Regulations on Financial Statement Terminology, Style, and Preparation Methods) or its affiliates (as defined in Article 8, Paragraph 5 of the Regulations on Financial Statement

		Terminology, Style, and Preparation Methods); II A shareholder that has inadvertently or without intention to gain control over the Company become a Specified Shareholder and that disposes of its Securities within 10 days (provided the board of directors may extend this period) after becoming a Specified Shareholder, thereby losing such designation; III an entity that becomes a Specified Shareholder not of its own volition but because of the acquisition of treasury stock by the Company or other reasons (excluding the case where the entity of its own volition begins to acquire Securities in the Company after becoming a Specified Shareholder); IV an entity that becomes a Specified Shareholder and which the board of directors deems there to be no concern that becoming a Specified Shareholder runs counter to the maximization of corporate value or the realization of the interests of shareholders (the board may at anytime determine this point; furthermore, in the event that the board of directors deems that under certain conditions there is no concern that it runs counter to the maximization of corporate value or to the realization of the interests of shareholders, the entity shall be deemed friendly only if those certain conditions are met). j. "Acquiring, etc." has the meaning defined in Article 27-2, Paragraph 1 of the Securities and Exchange Act of Japan. k. "Securities" has the meaning defined in Article 27-23, Paragraph 1 of the Securities and Exchange Act of Japan with the exception of securities stipulated by Article 27-2, Paragraph 1 of said Act. (ii) The following entities may not exercise Subscription Rights. Specified Shareholder, Co-owners, and Special Relationship Entities or entities that have acquired the Subscription Rights of the above (excluding entities for which this succession has been approved by the board of directors) or entities that the board of directors has deemed being practically controlled by the above or entities that are cooperating with the above and being practically controlled or entities that the above are cooperating with. (iii) In the case that under the applying laws a shareholder residing in that jurisdiction will be in violation of or in conflict with the law if he or she exercise the Subscription Rights without performing certain procedures or meeting certain conditions (temporary prohibition of exercise, including requirement of submission of specified documentation, etc.), or both of these requirements (hereinafter referred to as "Local Legal Requirements"), said shareholder will be entitled to exercise the Subscription Rights only if he or she provides evidence that those procedures and conditions have been fully performed or fulfilled; provided that the Company will not be obligated to perform or fulfill any procedures or conditions if the jurisdiction that the shareholder resides in requires the Company to do so before the shareholder may exercise the Subscription Rights. Moreover, in the case where the shareholder residing in that jurisdiction is deemed not to be able to exercise the Subscription Rights under the laws of that country, that shareholder shall not be entitled to exercise the Subscription Rights. (iv) Notwithstanding the previous (iii), persons residing in the United States of America must: I Personally declare and certify that they are an

		accredited investor as defined in Rule 501(a) of the 1933 Securities Law, and II will only be permitted to exercise the Subscription Rights if they pledge to only to sell the common shares of the Company acquired as the result of the exercise of the Subscription Rights in regular trading on the exchange of Jasdaq Securities Exchange, Inc.; provided that there are no arrangements or solicitations made for the sale beforehand). CYBIRD will, if required, perform procedures or fulfill conditions under Regulation D of the 1933 Securities Law or the laws of the states of the United States of America if it is deemed necessary in order for the shareholder residing in the United States to exercise the Subscription Rights. In the case that the board of directors determines that changes in the laws or regulations of the United States have resulted in shareholders residing in the United States not being able to exercise their Subscription Rights even if the conditions of I and II above are met, the shareholders residing the United States will not be able to exercise their Subscription Rights. (v) If a shareholder possessing the Subscription Rights is not able to exercise those Subscription Rights in accordance with the provisions of items (ii) to (iv) above, CYBIRD shall not be liable for compensation or have any other responsibility to said shareholder. (vi) Shareholders may not partially exercise a Subscription Right. (9) Acquisition of Subscription Rights by the Company (i) Up until the day before the commencing date of the exercise period for the Subscription Rights, the Company may acquire all of the Subscription Rights without cost on a day set by the board of the directors if the board of directors decides that such action is appropriate. (ii) Based on a decision by the board of directors in accordance with the provisions of Article 274, Paragraphs 1 & 2 of the Corporate Law of Japan, during the exercise period for the Subscription Rights stated in Paragraph 7, the Company may at any time acquire the Subscription Rights of shareholders able to exercise Subscription Rights in accordance with Paragraph 8 by exchanging the Conversion Number of Shares for each Subscription Right on a date determined by the board of directors. (10) Exercise of voting rights at Company general shareholders meeting by shareholders who have acquired shares through exercise of Subscription Rights or purchase of Subscription Rights by Company Shareholders who have acquired shares with voting rights through exercise of Subscription Rights or purchase of Subscription Rights by Company after the record date for voting at a general shareholders meeting is set by the Company may still exercise their voting rights at the general shareholders meeting. (11) Conditions for transfer of Subscription Rights Acquiring Subscription Rights through the transfer of those rights requires the approval of the board of directors. In the case that the shareholder transferring the Subscription Rights is a shareholder residing outside Japan who for the reasons stipulated in (iii) to (iv) of Paragraph 8 cannot exercise his or her Subscription Rights, the board of directors will decide whether to allow or disallow the transfer base on consideration of the following matters. (i) The person acquiring the Subscription Rights or a portion of the Subscription Rights of the

		said shareholder residing outside Japan has submitted a certification document (Declaring and certifying items (ii) to (iv) below, and including compensation clauses and breach of contract penalties) signed or affixed with their seal. (ii) The entities selling and acquiring the Subscription Rights are not equivalent to entities stipulated in Paragraph 8 (ii). (iii) The entity acquiring the Subscription Rights does not reside in the said jurisdiction and is not acquiring the Subscription Rights on behalf of the seller. (iv) The entity acquiring the Subscription Rights is not doing so on behalf of either of the entities provided for in (ii) and (iii) above. (12) Exchange and conditions for exchange of Subscription Rights in the case of a merger, corporate split, share exchange or share conversion These matters are to be decided by the board of directors in accordance with their decision regarding the free distribution of Subscription Rights. (13) No issuance of Subscription Rights certificates The Company shall not issue Subscription Right certificates. (14) Increase in capital stock and capital surplus when shares issued on exercise of Subscription Rights If common shares of the Company are issued on exercise of Subscription Rights, the increase in capital stock shall be the full amount of the exercise price and there shall be no increase in capital surplus. (15) Method of exercise of Subscription Rights and exercise request location When holders of Subscription Rights wish to exercise those rights, they shall do so by filling in the necessary items in the prescribed exercise request form (including the details and number of Subscription Rights to be exercised, the necessary matters regarding the date of exercise of the Subscription Rights, etc., and all declarations, guarantees, compensation clauses, and other pledges regarding the fulfillment of the conditions for exercise of the Subscription Rights by the shareholder in a format specified by the Company) and affixing their personal seal as well as providing other documentation required for the exercise of the Subscription Rights as necessary including documentation required by the Corporation Law, the Securities Exchange Act, and other related regulations (including the regulations of the Japan Securities Dealer Association and the relevant securities exchange) and other documentation that might be required at the time (hereinafter referred to as the "Attached Documentation"). Said materials shall be submitted to the settlement agent during the period stipulated in Paragraph 7. above and payment made to the settlement agent in an amount equivalent to the total Exercise Price for the shares for which the Subscription Rights are being exercised. (16) Timing of the validity of exercise of Subscription Rights The exercise of Subscription Rights shall become valid at the point in time when the exercise request form and Attached Documentation of Paragraph 15 have arrived at the settlement agent's location and the full Exercise Price payment has been made to the settlement agent's designated account. (17) Revisions of laws, etc. Should revisions be required in the clauses and items of the Rights Plan due to the enactment of

		new laws or revisions or abolishment of laws following the free distribution of the Subscription Rights, the meaning of the clauses and items may be practically interpreted in the light of the purpose and content of the new laws, revisions or abolishment. IV. Additional Investment to Consolidated Subsidiary In the board of directors held on June 19, 2006, the Company decided to extend a further investment to CYB INVESTMENT INC., a consolidated, wholly owned subsidiary of CYBIRD's International Division. At the same time, the Company has decided to collect on its previous loan to the subsidiary in the amount of US$40.49 million. 1. Name: CYB INVESTMENT INC. 2. Address: Delaware, U.S.A. 3. Amount of Investment: 43,300,000USD 4. Payment date: June 30, 2006

5. Consolidated Financial Statements (Quarter)

5-1 Consolidated Balance Sheet (Quarter)

(Unit: Thousands of yen. Round down)

	September 30. 2005			September 30. 2006			Changes	
	Thousands of yen		%	Thousands of yen		%	Thousands of yen	%
Assets								
I Current assets								
1 Cash and cash equivalents		2,935,154			2,060,808			
2 Accounts receivable		3,632,215			3,949,713			
3 Inventories		43,219			11,092			
4 Others		440,154			768,157			
5 Allowance for doubtful accounts		(30,417)			(25,185)			
Total current assets		7,020,326	37.4		6,764,586	40.8	(255,740)	(3.6)
II Property and equipment								
1 Tangible fixed assets		319,902	1.7		307,177	1.9	(12,725)	(4.0)
2 Intangible fixed assets:								
(1) Software	686,242			599,658				
(2) Conso. Adjustment accounts	74,007			-				
(3) Goodwill	6,105,643			-				
(4) Goodwill	-			5,917,427				
(5) Others	140,538	7,006,432	37.4	213,891	6,730,977	40.6	(275,454)	(3.9)
3 Investment and other assets:								
(1) Investment securities	3,300,403			1,547,163				
(2) Deposit with landlord	430,361			454,274				
(3) Others	681,433			766,702				
(4) Allowance for doubtful accounts	(3,202)	4,408,995	23.5	-	2,768,140	16.7	(1,640,855)	(37.2)
Total investment and other assets		11,735,330	62.6		9,806,295	59.2	(1,929,035)	(16.4)
Total property and equipment		18,755,656	100.0		16,570,881	100.0	(2,184,775)	(11.6)

(Unit: Thousands of yen. Round down)

	September 30, 2005			September 30, 2006			Changes	
	Thousands of yen		%	Thousands of yen		%	Thousands of yen	%
Liabilities								
I Current liabilities								
1 Accounts payable		1,496,182			1,666,526			
2 Short-term debt		300,385			2,654,855			
3 Accrued expenses		3,272,072			417,792			
4 Accrued income taxes		376,071			34,404			
5 Bonus payment reserve		40,090			94,924			
6 Others		152,029			188,402			
Total current liabilities		5,636,830	30.1		5,056,906	30.5	(579,924)	(10.3)
II Long-term liabilities								
1 Corporate bond		75,000			370,500			
2 Long-term debt		160,675			104,733			
3 Reserve for employee's retirement benefit		22,239			18,948			
4 Others		2,072			-			
Total fixed debt		259,986	1.4		494,182	3.0	234,195	90.1
Total liabilities		5,896,817	31.5		5,551,088	33.5	345,728	(5.9)
Minority interests								
Minority interests		402,881	2.2		-	-	-	-
Shareholders' Equity								
I Common stock		5,426,925	28.9		-	-	-	-
II Additional paid-in capital		5,483,621	29.2		-	-	-	-
III Retained earnings		1,692,441	9.0		-	-	-	-
IV Unrealized gain in available-for-sale securities		5,424	0.0		-	-	-	-
V Foreign currency transaction adjustment		(152,454)	(0.8)		-	-	-	-
Total shareholders' equity		12,455,957	66.3		-	-	-	-
Total		18,755,656	100.0		-	-	-	-
Net Assets								
I Shareholders' equity								
1 Common stock		-	-		5,503,317	33.2	-	-
2 Additional paid-in capital		-	-		5,560,012	33.6	-	-
3 Retained earnings		-	-		(771,358)	(4.7)	-	-
Total shareholders' equity		-	-		10,291,971	62.1	-	-
II Valuation and translation adjustments								
1 Unrealized gain in available-for-sale securities		-	-		10,316	0.0	-	-
2 Foreign currency translation adjustments		-	-		(56,132)	(0.3)	-	-
Total valuation and translation adjustments		-	-		(45,816)	(0.3)	-	-
III Subscription right		-	-		3,555	0.0	-	-
IV Minority interests		-	-		770,082	4.7	-	-
Total net assets		-	-		11,019,793	66.5	-	-
Total		-	-		16,570,881	100.0	-	-

5-2 Consolidated Income Statements (Quarter)

(Unit: Thousands of yen, Round down)

	2nd Quarter FY ended March 31, 2006 (From July 1, 2005 To September 30, 2005)		2nd Quarter FY ending March 31, 2007 (From July 1, 2006 To September 30, 2006)		Changes	
	Thousands of yen	%	Thousands of yen	%	Thousands of yen	%
Net Sales	3,528,852	100	4,418,822	100	889,969	25.2
Cost of sales	2,378,581	67.4	2,517,862	57	139,281	5.9
Gross Profit	1,150,271	32.6	1,900,959	43	750,688	65.3
Selling, general and administrative expenses	1,181,689	33.5	1,593,309	36	411,619	34.8
Operating Income	(31,418)	(0.9)	307,650	7	339,068	-
Non-operating income	58,689	1.7	512	0	(58,177)	(99.1)
Non-operating expenses	16,130	0.5	1,945,700	44.1	1,929,570	-
Ordinary Profit	11,141	0.3	(1,637,537)	(37.1)	(1,648,679)	-
Extraordinary profit	853,112	24.2	738	0	(852,374)	(99.9)
Extraordinary loss	531,711	15.1	58,927	1.3	(472,784)	(88.9)
Income Before Income Taxes and minority Interests	332,542	9.4	(1,695,727)	(38.4)	(2,028,269)	-
Income Taxes	309,251	8.8	13,617	0.3	(295,634)	(95.6)
Prior Year income taxes	-	-	40,844	0.9	40,844	-
Prior Year Adjustments of income taxes	77,623	2.2	98,650	2.2	21,027	27.1
Profit (Loss) on minority interests	(106,118)	(3.0)	64,499	1.5	170,617	-
Net Income (Loss)	51,786	1.5	(1,913,338)	(43.3)	(1,965,125)	-

Sales by Operations

(Unit: Thousands of yen, Round down)

	2nd Quarter FY ended March 31, 2006 (From July 1, 2005 To September 30, 2005)		2nd Quarter FY ending March 31, 2007 (From July 1, 2006 To September 30, 2006)		Changes	
	thousands of yen	%	thousands of yen	%	thousands of yen	%
Mobile Contents Business	2,615,992	74.1	2,866,887	64.9	250,895	9.6
Marketing Solution Business	854,473	24.2	686,763	15.5	(167,710)	(19.6)
E-Commerce Business	56,067	1.6	91,994	2.1	35,927	64.1
Advertising Business	1,025	0	38,988	0.9	37,963	-
Investment Business	-	-	143,135	3.2	143,135	-
International Business	1,294	0.1	591,053	13.4	589,759	-
Total	3,528,852	100	4,418,822	100	889,969	25.2

Note) Consumption tax is not included in the sum mentioned above.

5-3 Consolidated Statement of Changes in Shareholders' Equity (Quarter)

2nd Quarter of FY ending March 31, 2007 (From July 1, 2006 to September 30, 2006)(Unit: thousands of yen, round down)

	Shareholders' equity			
	Common stock	Additional paid-in capital	Retained earnings	Total
Balance at June 30, 2006	5,503,317	5,560,012	1,141,980	12,205,310
Changes				
Share issue	-	-	-	-
Cash dividend	-	-	-	-
Net income	-	-	(1,913,338)	(1,913,338)
Net increase (decrease) except for items under shareholders' equity	-	-	-	-
Total	-	-	(1,913,338)	(1,913,338)
Balance at September 30, 2006	5,503,317	5,560,012	(771,358)	10,291,971

(Unit: thousands of yen, round down)

	Valuation / Translation Adjustment			Subscription right	Minority interests	Total
	Unrealized gain in available-for-sale securities	Foreign currency translation adjustments	Total			
Balance at June 30, 2006	6,199	(10,727)	(4,528)	874	682,114	12,889,498
Changes						
Share issue	-	-	-	-	-	-
Cash dividend	-	-	-	-	-	-
Net income	-	-	-	-	-	(1,913,338)
Net increase (decrease) except for items under shareholders' equity	4,117	(45,405)	(41,288)	2,681	87,968	43,633
Total	4,117	(45,405)	(41,288)	2,681	87,968	(1,869,705)
Balance at September 30, 2006	10,316	(56,132)	(45,816)	3,555	770,082	11,019,793

5-4 Consolidated Statement of Retained Earnings (Quarter)

	2nd Quarter FY ended March 31, 2006 (From July 1, 2005 To September 30, 2005)		2nd Quarter FY ending March 31, 2007 (From July 1, 2006 To September 30, 2006)	
	Thousands of yen		Thousands of yen	
Additional paid-in capital:				
I Balance at the beginning of period		5,452,886		-
II Increase in additional paid-in capital				
1. Increase due to share issuance	30,734	30,734	-	-
III Balance at the end of period		5,483,621		-
Retained earnings:				
I Balance at the beginning of period		1,640,654		-
II Increase in retained earnings				
1. Net income (loss) for the quarter	51,786	51,786	-	-
III Decrease in retained earnings				
1. Dividend	-	-	-	-
IV Decrease in retained earnings		1,692,441		-

5-5 Consolidated Cash Flow Statements (Quarter)

(Unit: Thousands of yen. Round down)

	2nd Quarter FY ended March 31, 2006 (From July 1, 2005 To September 30, 2005)	2nd Quarter FY ending March 31, 2007 (From July 1, 2006 To September 30, 2006)
	thousands of yen	thousands of yen
I Operating activities:		
1 Income before income taxes and minority interest	332,542	(1,695,727)
2 Depreciation and amortization	117,118	83,335
3 Goodwill amortization	-	94,068
4 Write-down of consolidation adjustment account	334,644	-
5 Restructuring expenses	108,668	-
6 Increase (decrease) in allowance for doubtful accounts	(2,241)	(4,720)
7 Increase (decrease) in bonus payment reserve	7,680	59,699
8 Increase (decrease) in reserve for employee's retirement benefits	(6,448)	(2,372)
9 Interests and dividend earned	761	(166)
10 Interest expenses	2,366	49,785
11 Equity in net earnings (losses) of an affiliate	(2,249)	1,874,525
12 Gain on sales of investment securities	(853,112)	-
13 Loss on sale of tangible fixed assets	1,040	-
14 Impairment of software	52,217	47,864
15 Gain on change of equity	39,252	(738)
16 (Increase) decrease in accounts receivable	(210,894)	(130,102)
17 (Increase) decrease in inventories	58,815	27,704
18 Increase (decrease) in accounts payable	94,776	106,619
19 Increase (decrease) in accrued expenses	(74,518)	(105,620)
20 Others	(41,761)	160,597
Total	(41,343)	564,753
21 Interests and dividends received	16	166
22 Dividends received from companies accounted for by the equity method	14,857	17,333
23 Interest paid	(2,524)	(50,279)
24 Income tax paid	48	(40,327)
Cash flow from operating activities	(28,945)	491,645
II Investing activities:		
1 Increase (decrease) in fixed deposit	(7,880)	(251)
2 Expenditures for property and equipment	(1,967)	(22,498)
3 Expenditure for intangible fixed assets	(62,959)	(91,439)
4 Proceeds from intangible fixed assets	-	7,000
5 Proceeds from sales of investment securities	994,000	-
6 Expenditure for purchase of stocks of subsidiaries changing consolidation scope	706,996	-
7 Expenditure for purchase of additional stocks of subsidiaries	-	(2,310,438)
8 Expenditures for deposits with landlord	(57,829)	-
9 Proceeds from deposits with landlord	2,208	300
10 Others	(160,968)	(13,864)
Cash flow from investing activities	1,411,599	(2,431,191)

III Financing activities:		
1 Proceeds from short-term debt	-	2,430,438
2 Repayment of short-term debt	(19,998)	(270,000)
3 Proceeds from long-term debt	100,000	30,000
4 Repayment of long-term debt	(29,263)	(27,597)
5 Expenditure for bond redemption	(25,000)	(25,000)
6 Proceeds from issuance of new shares	42,057	-
7 Proceeds from subscription for stock by minority shareholders	40,000	-
8 Capital subscription from minority share holders	-	25,000
9 Dividends payment	(21,126)	3,820
Cash flow from financing activities	86,669	2,166,661
IV Foreign currency translation adjustment of cash and cash equivalents	(103,685)	(3,161)
V Increase (decrease) in cash and cash equivalents	1,365,638	223,954
VI Cash and cash equivalents at the beginning of period	1,320,838	1,587,797
VII Cash and cash equivalents at the end of period	2,686,477	1,811,752

Notes to Consolidated Financial Statements

1. Basis of Consolidation	(1) Number of Consolidated Companies: 9 Names of Consolidated Companies: GiGAFLOPS Japan Inc. AXISSOFT Corporation CYB INVESTMENT INC. Airborne Entertainment Inc. Cellus U.S.A. INC. PLUS MOBILE COMMUNICATIONS Co., Ltd. CYBIRD Investment Partners Inc. CYBIRD Mobilecasting Inc. CYBIRD Plus Mobile Fund Investment Business Limited Partnership (2) CYBIRD Co., Ltd. has no unconsolidated subsidiaries.
2. Equity Method	(1) CYBIRD Co., Ltd. has no unconsolidated subsidiaries accounted for by the equity method. (2) Number of Companies Accounted for by the Equity Method: 2 Names of Companies Accounted for by the Equity Method: DMOVE Co., Ltd. JIMOS CO., LTD. (3) CYBIRD Co., Ltd. has no unconsolidated subsidiaries that cannot be accounted for by the equity method. (4) Reason that unconsolidated subsidiary cannot be accounted for by the equity method. Not applicable (5) Among companies accounted for by the equity method, JIMOS CO., LTD., has its Interim end on December 31. In the preparation of the consolidated financial statements, therefore, a balance sheet of the most recent the second quarter was used.
3. Account date of Consolidated Subsidiaries	Among consolidated subsidiaries, the accounting closing date for the interim period of CYB INVESTMENT INC. and its subsidiary Airborne Entertainment Inc. and for CYBIRD Plus Mobile Fund Investment Business Limited Partnership is June 30. In the preparation of the consolidated financial statements for the first quarter, the consolidated financial statements of CYB INVESTMENT INC. on March 31 are used. The consolidated statements are adjusted as necessary for any material transactions that occur after the closing date and before the end of the consolidated first quarter. In the case of CYBIRD Plus Mobile Fund Investment Business Limited Partnership, a trial balance is taken on March 31 to be used in consolidation. The first quarter accounting closing dates for all other consolidated subsidiaries are the same as the parent company.
4. Summary of Significant Accounting Policies (1) Asset Valuation Standards and Methods	a. Securities Other Securities Marketable securities: Valuation at cost at fair value at the end of the period, with unrealized gains and losses, reported in a separate component of shareholders' equity. The cost of securities sold is determined based on the moving-average method. Non-marketable securities: stated at cost determined by the moving-average method. Investments to Investment Business Limited Partnership and Partnership of a similar type (regarded as securities for the purpose of Article 2, Paragraph 2 of the Securities and Exchange Act of Japan): Stated at the amount of interests based on the recent financial statements available as of the reporting date of the financial statements as provided under the Partnership Agreement. b. Derivatives Valuation at cost by the market method. c. Inventories

	- Merchandise Valuation at cost by the moving-average cost method - Work in Process Valuation at cost by the identified cost method
(2) Depreciation Method for Depreciable Asset	a. Tangible Fixed Asset Building was valued at the straight-line method. Other tangible fixed asset was valued at the declining-balance method. Useful lives : Leasehold improvements 8 to 50 years Furniture and fixtures 5 to 6 years b. Intangible Fixed Asset Software (in-house use). Valued at the straight-line method. based on a useful life of 3 to 5 years. Goodwill Goodwill is amortized on a straight-line basis over 2 years to 12 years depending on the accounting standards of the country of residency. However. of total amount of goodwill amount recorded for U.S. consolidated subsidiaries. the portion other than intangible fixed assets—which can be recognized separately—is not being amortized. in accordance with Statement No. 142 of the Financial Accounting Standards Board of the United States.
(3) Accounting Methods for Deferred Assets	a. New share issuing expenses All new share issuing expenses are expensed at time of disbursement.
(4) Allowance or Reserve	a. Allowance for Doubtful Accounts The allowance for doubtful accounts is stated in amounts considered to be appropriate based on the companies' past credit loss experience and an evaluation of potential losses in the receivables outstanding. b. Bonus Payment Reserve The bonus payment reserve is stated in amounts considered to be payable based on the amount of bonus forecast. c. Allowance for Retirement Benefits In preparation to pay retirement benefits owed employees. the Company books amount recognized as payable at the end of the quarter under review based on the expected retirement benefits obligations as of the end of the period.
(5) Converting Foreign Currency-Denominated Assets and Liabilities to Japanese Yen	Foreign currency-denominated assets and liabilities are converted into Japanese yen at the spot exchange rate on the accounting settlement date of the period under review. and any differences with book value are charged as income or loss. The assets and liabilities of overseas subsidiaries were translated to Japanese yen using the spot exchange rate of the day on which the second quarter of the relevant subsidiary ends. and translation differences included in translation adjustments in shareholders' equity.
(6) Leases	With the exception of leases in which ownership is deemed to have been transferred to the lessee. financial lease transactions are accounted for as ordinary credit transactions.
(7) Others	Method of accounting for consumption taxes Exclusion method is employed.
(8) Summary of principal differences in accounting standards of parent company and consolidated subsidiaries	Consolidated subsidiary CYB INVESTMENT INC. is a U.S. corporation and follows U.S. accounting standards in the presentation of its financial statements. The subsidiary uses a partial market value assessment method for the evaluation of its assets and liabilities. For goodwill. the subsidiary does not amortize those portions of goodwill that cannot be recognized as intangible fixed assets in accordance with U.S. FASB Statement No 142.
5. Cash and Cash Equivalents in Consolidated Cash Flow Statements	Cash (Cash and Cash Equivalent) in the Consolidated Cash Flow Statements consists of cash on hand and deposits that can be withdrawn reasonably quickly or easily converted to cash and short-term investments that have only minor exposure to price fluctuations and their periods of redemption are within 3 months from the date of acquisition.

6. Stock Information

6-1 Number of Authorized Shares

824,988 shares (as of September 30, 2006)

6-2 Number of Shares Issued and Outstanding

231,394 shares (as of September 30, 2006)

6-3 Number of Fully Diluted Shares

240,798 shares* (as of September 30, 2006) *Including 9.404 potential shares from unexercised stock options

6-4 Number of Shareholders

18,422 (as of September 30, 2006)

6-5 Principal Shareholders (as of September 30, 2006)

Name of Shareholders	Shares Owned		Investment by CYBIRD in principal shareholder	
	shares	% of Voting Right	shares	% of Voting Rights
Kazutomo Robert Hori	26,854	11.60	-	-
RECRUIT Co., Ltd.	25,300	10.93	-	-
Omron Corporation	10,800	4.66	-	-
Yosuke Iwai	10,066	4.35	-	-
Raumuzu Co., Ltd.	8,043	3.47	-	-
BAYERISCHE VEREINSBANK A.G.-CUSTOMER ACCOUNT	8,000	3.45	-	-
Nippon Television Network Corporation	7,500	3.24	-	-
Imagica Robot Holdings Inc.	7,050	3.04	-	-
Tomoo Tateishi	3,704	1.60	-	-
Daiwa Securities Co.Ltd.	1,941	0.83	-	-

6-6 Distribution of Shareholders (as of September 30, 2006)

	Assortment of Shareholders						
	Government /Local Public Bodies	Financial Institutes	Securities Firms	Other Corporations	Foreign Firms (incl. Individuals)	Individuals / Others	Total
Number of Shareholders	0	3	15	176	37	18,191	18,422
Shares owned (Shares)	0	1,682	2,946	68,162	11,326	147,278	231,394
Percentage of shares (%)	0.00%	0.72%	1.27%	29.46%	4.90%	63.65%	100.00%

6-7 Specified Minority Shareholders' Interest (as of September 30, 2006)

110,570 shares (47.78%) *Total of 10 major shareholders' and remaining directors' interest

6-8 Floating Shares (as of September 30, 2006)

84,247 shares (36.41%) *Interest of shareholders holding less than 50 shares

6-9 Shares owned by Directors (as of September 30, 2006)

38,232 shares (16.52%)

6-10Shares Issued and Paid-in Capital (as of September 30, 2006)

Date	Numbers of Shares Issued		Paid-in Capital (Thousands of yen)		Additional Paid-in Capital (Thousands of yen)		Notes
	Change	Balance	Change	Balance	Change	Balance	
June 30, 2004 (Apr.1-Jun.30)	140	67,832	14,231	3,170,659	14,231	3,227,354	Exercise of Stock Option No.1, No.2 Issue Price ¥166,667, Capitalization ¥83,334 Excess over Par ¥83,333 Exercise of Stock Option No.3 Issue Price ¥224,958, Capitalization ¥112,479 Excess over Par ¥112,479
September 30, 2004 (Jul.1-Sep.30)	531	68,363	60,051	3,230,710	-2,363,965 (Note 1)	863,389	Exercise of Stock Option No.1, No.2 Issue Price ¥166,667, Capitalization ¥83,334 Excess over Par ¥83,333 Exercise of Stock Option No.3 Issue Price ¥224,958, Capitalization ¥112,479 Excess over Par ¥112,479 Exercise of Stock Option No.4 Issue Price ¥274,715, Capitalization ¥137,358 Excess over Par ¥137,357
November 19, 2004	136,726	205,089	-	3,230,710	-	863,389	Stock split (1:3)
December 31, 2004 (Oct.1-Dec.31)	150	205,239	4,923	3,235,633	4,923	868,312	Exercise of Stock Option No.1, No.2 Issue Price ¥55,556, Capitalization ¥27,778 Excess over Par ¥27,778 Exercise of Stock Option No.4 Issue Price ¥91,572, Capitalization ¥45,786 Excess over Par ¥45,786
March 31, 2005 (Jan. 1 -Mar. 31)	1,008	206,247	31,781	3,267,415	31,781	900,094	Exercise of Stock Option No.1, No.2 Issue Price ¥55,556, Capitalization ¥27,778 Excess over Par ¥27,778 Exercise of Stock Option No.4 Issue Price ¥91,572, Capitalization ¥45,786 Excess over Par ¥45,786
June 21, 2005	23,500	229,747	2,126,303	5,393,718	2,126,303	3,026,397	Third Party Allocation of Shares approved on June 1, 2005 by Board of Directors Issue Price ¥180,962, Capitalization ¥90,481 Excess over Par ¥90,481
June 30, 2005 (Apr.1-Jun.30)	54	229,801	2,472	5,396,191	2,472	3,028,870	Exercise of Stock Option No.4 Issue Price ¥91,572, Capitalization ¥45,786 Excess over Par ¥45,786
September 30, 2005 (Jul. 1 -Sep. 30)	660	230,461	30,734	5,426,925	30,734	3,059,604	Exercise of Stock Option No.2 Issue Price ¥55,556, Capitalization ¥27,778 Excess over Par ¥27,778 Exercise of Stock Option No.4 Issue Price ¥91,572, Capitalization ¥45,786 Excess over Par ¥45,786 Exercise of Stock Option No.5 Issue Price ¥183,575, Capitalization ¥91,788 Excess over Par ¥91,787
December 31, 2005 (Oct. 1 -Dec. 31)	105	230,566	6,326	5,433,251	6,326	3,065,930	Exercise of Stock Option No.4 Issue Price ¥91,572, Capitalization ¥45,786 Excess over Par ¥45,786 Exercise of Stock Option No.5 Issue Price ¥183,575, Capitalization ¥91,788 Excess over Par ¥91,787
March 31, 2006 (Jan. 1 -Mar. 31)	201	230,767	18,449	5,451,700	18,449	3,084,379	Exercise of Stock Option No.5 Issue Price ¥183,575, Capitalization ¥91,788 Excess over Par ¥91,787
June 30, 2006 (Apr.1-Jun.30)	627	231,394	51,616	5,503,317	51,616	3,135,995	Exercise of Stock Option No.4 Issue Price ¥91,572, Capitalization ¥45,786 Excess over Par ¥45,786 Exercise of Stock Option No.5 Issue Price ¥183,575, Capitalization ¥91,788 Excess over Par ¥91,787
September 30, 2006 (Jul. 1 -Sep. 30)	0	231,394	0	5,503,317	0	3,135,995	

(Note 1) Reduction in the Additional Paid-in Capital during the quarter is attributable to transfer of capital reserve to Other Additional Paid-in Capital implemented based on the resolution for reduction in capital reserve, adopted at the annual meeting of shareholders on June 29, 2004.
Amount transferred to Other Additional Paid-in Capital: 2,424,016 thousand yen

6-11 Stock Options (Warrant)

(1) Stock Option No.1 (Approved on February 22, 2000)		(Note 1)
(2) Stock Option No.2 (Approved on May 31, 2000)		(Note 2)
(3) Stock Option No.3 (Approved on June 28, 2001)		(Note 3)
(4) Stock Option No.4 (Approved on June 27, 2002)		
* Grantees and Granted Shares		
7 Directors	560 Shares	
12 Employees	240 Shares	
Total	800 Shares	(Note 4)
* Exercise Price	¥ 276,334	(Note 5)
* Exercise Period	From September 1, 2004 to August 31, 2008	
(5) Stock Option No.5 (Approved on June 27, 2003)		
* Grantees and Granted Shares		
5 Directors	1,490 Shares	
7 Employees	110 Shares	
Total	1,600 Shares	(Note 6)
* Exercise Price	¥ 550,723	(Note 7)
* Exercise Period	From September 1, 2005 to August 31, 2009	
(6) Stock Option No.6 (Approved on June 29, 2004)		
* Grantees and Granted Shares		
6 Directors	3,069 Shares	
34 Employees	1,731 Shares	
Total	4,800 Shares	(Note 8)
* Exercise Price	¥ 172,000	
* Exercise Period	From September 1, 2006 to August 31, 2010	
(7) Stock Option No.7 (Approved on June 29, 2005)		
* Grantees and Granted Shares		
1 Directors	200 Shares	
Total	200 Shares	
* Exercise Price	¥ 156,900	
* Exercise Period	From September 1, 2007 to August 31, 2013	

(Note 1) Since the exercise period ended on February 28, 2005, this item has been omitted.
(Note 2) Since the exercise period ended on August 31, 2005, this item has been omitted.
(Note 3) Since there are no remaining unexercised stock options, this item has been omitted.
(Note 4) The number of potential but non-issued shares, as of September 30, 2006, was adjusted to 771 shares due to stock splits implemented on November 19, 2004, exercising stock option and the retirement of employees.
(Note 5) The exercise price was adjusted to ¥91,572, as a result of a third party allocation of shares approved on December 1, 2003 and a stock split implemented on November 19, 2004.
(Note 6) The number of potential but non-issued shares, as of September 30, 2006, was adjusted to 3,948 shares due to stock splits implemented on November 19, 2004 and the retirement of employees.
(Note 7) The exercise price was adjusted to ¥183,575 as a result of the stock split on November 19, 2004.
(Note 8) The number of potential but non-issued shares, as of September 30, 2006, was adjusted to 4,485 shares due to the retirement of employees.

6-12 Common Stock held in treasury

N/A

6-13 Common Stock held in Treasury by Subsidiaries, Non-consolidated Affiliates to Which Equity Method is Applied, and Affiliates

N/A

7. <u>Others</u> (as of September 30,2006)

7-1 Significant Subsequent Events after the End of the Interim Period

N/A

7-2 Employees

(as of September 30, 2006)

	Mobile Content	Content Manage-ment	Platform Develop-ment	Business Develop-ment	Other(*1)	Technology	Interna-tional Business	Adminis-trative Division (*2)	CYBIRD Total (*3)	AXISSO FT Corpora-tion	PLUS MOBILE COMMUNICATIONS	Airborne Entertain-ment Inc.	Other Subsidiaries
Number of Employees (persons)	64	67	15	9	112	45	3	44	359	77	8	105	2
Change from Previous year(persons)	102						0	0	102	(17)	4	105	2
Average Age	-	-	-	-	-	-	-	-	29.2	32.1	32.2	33.1	27.5
Average Length of Service (year)	-	-	-	-	-	-	-	-	1.8	3.9	0.6	1.8	0.4

(*1) Other includes 91 of Customer Support, 7 of Marketing, 5 of Business Management Support, 1 of Strategic Technology Planning and 8 of Strategic Content Development divisions.

(*2) The Administrative Division includes Internal Auditing department. Office of President. Corporate Strategy. Corporate Finance. HR and Legal & Corporate Affairs divisions.

(*3) 5 employees of CYBIRD appointed as directors of subsidiaries and 6 employees seconded from CYBIRD to subsidiaries are not included in the number of CYBIRD employees. Furthermore, 3 employees seconded to a company outside the Group are included in the number of CYBIRD employees.

(*4) Number of employees after integration with JIMOS CO., LTD. are 71 in non-consolidated (CYBIRD Holdings Co., Ltd.) and 859 in consolidated basis.

7-3 Head Office

6-10-1 Roppongi, Minato-ku, Tokyo

7-4 Primary Lender (as of September 30, 2006)

(1) CYBIRD Co., Ltd. (Unit: Thousands of yen, Round down)

Lender	Amount
The Mizuho Bank Ltd. (Foreign currency)	1,170,747
The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Foreign currency)	1,179,000
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	100,000
Total	2,449,747

(2) GiGAFLOPS Japan Inc. (Unit: Thousands of yen, Round down)

Lender	Amount
CYBIRD Co., Ltd.	65,000
Total	65,000

(Note) The above transaction has been eliminated from the consolidated balance sheets due to offsetting amounts.

(3) AXISSOFT Corporation (Unit: Thousands of yen, Round down)

Lender	Amount
The Mizuho Bank Ltd.	170,000
Sumitomo Mitsui Banking Corporation	93,065
The Bank of Tokyo-Mitsubishi UFJ, Ltd. (former The Bank of Tokyo-Mitsubishi, Ltd.)	5,000
The Bank of Tokyo-Mitsubishi UFJ, Ltd. (former UFJ Bank Limited)	4,196
Resona Bank, Limited.	30,000
The Shoko Chukin Bank	7,580
Total	309,841

(Unit: Thousands of yen, Round down)

Name of bonds	Amount
No.1 Unsecured Corporate Bond	50,000
No.2 Unsecured Corporate Bond	25,000
Total	75,000

(4) CYB INVESTMENT INC. (Unit: Thousands of yen, Round down)

Lender	Amount
CYBIRD Co., Ltd.	2,296,733
Total	2,296,733

(Note 1) The above transaction has been eliminated from the consolidated balance sheets due to offsetting amounts.
(Note 2) Figures are calculated at the middle rate ¥115.24 on June 30, 2006.

(Unit: Thousands of yen, Round down)

Name of bonds	Amount
FY2005 Corporate Bond (Note)	340,500
Total	340,500

(Note) Figures are calculated at the middle rate ¥115.24 on June 30, 2006.

7-5 Members of Directors and Operating Officers (As of October 2, 2006)

CYBIRD changed the trade name to CYBIRD Holdings Co., Ltd. on October 1, 2006 and its directors.

New Title	Name	In Charge
Chairman	Fujio Komura	
Director and Group CEO	Kazutomo Robert Hori	
Director and Executive Vice President	Kenichiro Nakajima	Executive Vice President and CSO of CYBIRD Co., Ltd.
Director and Executive Vice President	Yohei Hosoda	Head of Commerce Business, President of JIMOS CO., LTD. Director of Outlet Plaza Co., Ltd. (Note) Director of Commerce 21 Corporation
Outside Director	Shogo Ikeuchi	Corporate Vice President of RECRUIT Co., Ltd.
Outside Director	Hiroyuki Sawada	President of Booz Allen Hamilton Inc. Director of CYBIRD Investment Partners Inc. Director (part time) of Globis Corporation Director (part time) of GenX Partners, Ltd. Director (part time) of ARUZE CORP. Director (part time) of Revamp Corporation Director of International University of Japan
Outside Director	Mitsuhiro Kitabatake	Director of ITOCHU Corporation
Executive Vice President Co., Ltd.	Toshiaki Kawata	Head of Domestic Mobile Business, President of CYBIRD
Executive Vice President	Yosuke Iwai	Head of Overseas Business, President of CYB INVESTMENT INC.
Executive Vice President	Tomosada Yoshikawa	Head of Investment Business, Head of Corporate Strategy Division, In charge of Investor Relations Director (part time) of CYBIRD Co., Ltd. Director (part time) of JIMOS CO., LTD. Director of CYBIRD Investment Partners Inc.

Executive Vice President	Shinichiro Yamashita	Head of Administrative Headquarters. Head of Human Resources Division President of GiGAFLOPS Japan Inc. Corporate auditor (part time) of PLUS MOBILE COMMUNICATIONS Co., Ltd. Director (part time) of DMOVE Co., Ltd. Director (part time) of AXISSOFT Corporation Corporate auditor of CYBIRD Mobilecasting Inc.
Executive Vice President	Tomotaka Takada	Head of Financial Division In charge of disclosures Director (part time) of CYBIRD Co., Ltd. Director (part time) of JIMOS CO., LTD. Director of CYBIRD Investment Partners Inc. Director of Commerce 21 Corporation
Executive Vice President	Yasuharu Kishitani	Head of Publicity Director of Commerce 21 Corporation
Standing Corporate Auditor	Jun Utsumi	Corporate auditor (part time) of GiGAFLOPS Japan Inc. Corporate auditor (part time) of CYBIRD Co., Ltd. Corporate auditor (part time) of CYBIRD Investment Partners Inc.
Corporate Auditor	Yusuke Nishimura	Standing Corporate Auditor of JIMOS CO., LTD.
Corporate Auditor	Masahisa Takeyama	Takeyama & Co.
Corporate Auditor	Takeshi Sato	Corporate Auditor of JIMOS CO., LTD. Takeshi Sato certified tax accountant office Corporate auditor of Doctor's Bio Laboratory Co., Ltd. Corporate auditor of Outlet Plaza Co., Ltd. Corporate auditor of Commerce 21 Corporation Corporate auditor of HEIWA Corporation

7-6 Principal Contracts

Contracts with Wireless Network Operators (As of September 30, 2006)

Contract Party	Contents of Contracts	Contract Date
NTT DoCoMo, Inc. (Note)	"i-mode Information Service Provider Contract" CYBIRD provides content services to NTT DoCoMo.	February 17, 1999
	"Subscription Fee Collection Service Contract for i-mode" NTT DoCoMo collects the subscription fee from CYBIRD's content subscribers for CYBIRD.	February 17, 1999
SOFTBANK CORP. (Note)	"Content Providing Contract" Basic Contract that defines CYBIRD's provision of contents to Vodafone.	November 29, 1999
	"Contract for Assignment of Credit" (for all companies in Vodafone group) CYBIRD transfers the subscription fee from content subscribers to Vodafone.	January 20, 2000
KDDI CORPORATION (Note)	"Information Providing Contract for EZ Internet" Basic Contract, which defines CYBIRD's providing contents to KDDI.	February 1, 2000
	"Subscription Fee Collection Service Contract" KDDI collects the subscription fee from CYBIRD's content subscribers for CYBIRD.	April 20, 2000

Other Contracts (Contract with Co-Development Partner) (As of September 30, 2006)

Contract Party	Major Contents of Contracts	Contract Date
IMAGICA Corp. (Note)	"Joint Venture Agreement" Agreement with IMAGICA Corp. regarding the establishment and operation of DMOVE Co., Ltd., which both parties will invest in.	February 15, 2002
AXISSOFT Corporation	"Basic Business Alliance Agreement" Comprehensive business alliance agreement covering cooperation in technology development fields for CYBIRD's Mobile Content and Marketing Solutions business and CYBIRD's acquisition of shares of AXISSOFT Corporation.	March 23, 2005
RECRUIT Co., Ltd.	"Capital Alliance Agreement" Agreement covering the items agreed on concerning investment in CYBIRD by RECRUIT Co., Ltd.	June 1, 2005
	"Business Alliance Agreement" Agreement to develop a comprehensive business with RECRUIT Co., Ltd., built upon FeliCa services and other mobile services and for RECRUIT to acquire shares of CYBIRD.	June 1, 2005
cyber communications inc. / OPT Inc. (Note)	" Joint Venture Establishment Agreement" Agreement regarding the establishment and operation, etc., of PLUS MOBILE COMMMUNICATIONS Co., Ltd., a joint venture by cyber communications inc. and OPT Inc.	July 26, 2005
JIMOS CO., LTD.	"Share Exchange Agreement" Agreement with JIMOS CO., LTD., to exchange shares in connection with business integration.	May 15, 2006

(Note) The contract was handed down to newly established CYBIRD Co., Ltd on October 2, 2006.

8. **Risk Factors** (as of September 30, 2006)

Potential risks and uncertainties are listed below. We will proactively disclose items that we consider important in investment decisions, even through they do not necessarily comprise business risk. Nevertheless, it should be noted that the following discussions do not claim to cover all potential risks.

8-1 Risks Related to Mobile Content Business

(1) Dependence on External Information Provider

We rely on third parties to provide the content we offer to our subscribers. There is no guarantee that our content suppliers will continue to maintain the relationships and contractual agreements with us.

(2) Dependence on Specific Operators

We provide multiple content services to i-mode of NTT DoCoMo Inc., EZweb of KDDI CORPORATION and Yahoo! Keitai of SOFTBANK MOBILE Corp. NTT DoCoMo alone accounted for larger portion in our consolidated sales. Therefore change in NTT DoCoMo's business strategy and/or in business climate could impact negatively on our business strategies and performance.

The breakdown of consolidated sales by mobile carrier is as follows:

	2nd Quarter, FY ended March 2006	3rd Quarter, FY ended March 2006	4th Quarter, FY ended March 2006	1st Quarter, FY ending March 2007	2nd Quarter, FY ending March 2007
NTT DoCoMo	42.2%	40.4%	38.2%	28.6%	25.0%
KDDI	11.8%	11.5%	10.8%	9.0%	8.4%
Vodafone K.K. (Note)	9.8%	9.2%	7.9%	7.7%	7.1%
Others	36.2%	38.9%	43.1%	54.7%	59.5%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

(Note) On October 1, 2006, Vodafone K.K. was changed the trade name to SOFTBANK MOBILE Corp.

(3) Obsolescence of Content Services

The mobile content services that we provide can be rather short-lived due to rapid changes in technology and consumer preferences. If we are unable to maintain, improve and develop our services, our investments may not produce returns for us.

(4) Dependence on Specific Popular Content Services

Although we provide a broad range of content, some popular content services tend to be focused. Therefore change in the market may reduce the number of subscribers and content popularity, thereby adversely affecting our business strategy and revenue.

8-2 Risks Related to CYBIRD's other business

(1) Marketing Solution Business

We may not achieve expected result from the businesses due to the competitors and/or by other related companies or sudden changes in market conditions, and uncertainty of the market.

(2) International Business

As we intend to expand internationally, we will be subject to risks of conducting business in foreign countries, such as local economies, politics, laws and regulations, cultures, business customs, competitors, currency fluctuations and others.

If we fail to overcome any of the foregoing risks due to occurrence of any unexpected event, our investment may not produce anticipated returns for us, which may result in an adverse effect on our financial condition.

(3) Risks Related to New Business Start Ups including E-Commerce and Advertising Business

Our decisions to invest in new businesses are based on careful assessments, but because of the volatility of the market or unexpected situations, we may not achieve our original plans. When new businesses are starting up, there are temporarily higher costs for labor, R&D, and capital investments that can put pressure on profits.

(4) Investment Business

If the event occurred which was unexpected in the preliminary research, the relevant investments may not be recovered as assumed, which may affect the results of our business.

8-3 Risks Related to Financial Condition and Results of Operations

(1) Short History of Our Company and Our Industry

Our company has not been operating for long, and also, our industry is still in the early stages of development. Therefore our business may vary from original forecasts. Furthermore, unexpected expenses and capital investment requirements may arise.

(2) Volatility of Financial Plan and Quarterly Results

Due to the extremely volatile environment of the Mobile Internet Business, and due to our relatively small business scale, our quarterly results may vary unexpectedly. Depending on changes in our business plan and other related factors, we may not be able to produce the expected amount of cash flow. This could have a negative effect on our business operations.

8-4 Risks Related to Investments

We may invest in equipment, subsidiaries, joint ventures, and M&A domestically and internationally to expand our business centering on Mobile Internet industry. Although we will examine the feasibility of investments closely, it is still difficult to predict the future outcome of our investments due to the risks involved. There remains the possibility that we may fail to gain sufficient returns from these investments.

Major Investment and Financing (as of September 30. 2006)

Company	Location	Industry	Amount Invested (mil. of yen)	Amount Financed (mil. of yen)	CYBIRD's Stake	
					Shares	%
GiGAFLOPS Japan Inc.	Minato-ku. Tokyo	Information Technology	80	65	1.150	100.0
CYB INVESTMENT INC.	Delaware. USA	International Investment	4.991	2.349	43.310.000	100.0
CYBIRD Investment Partners Inc.	Minato-ku. Tokyo	Investment	350	-	7.000	100.0
Airborne Entertainment Inc.	Quebec. Canada	Information Technology	6.534	-	12.046.912	85.0
PLUS MOBILE COMMUNICATIONS Co., Ltd.	Minato-ku. Tokyo	Advertising Planning	60	-	1.200	60.0
AXISSOFT Corporation	Toshima-ku. Tokyo	Information Technology	580	-	1.644	40.8
DMOVE Co.. Ltd.	Shinagawa-ku. Tokyo	Information Technology	38	-	775	48.7
JIMOS CO.. LTD.	Fukuoka-shi. Fukuoka	Commerce	3.121	-	12.381	20.0

Notes:

1. CYBIRD's investment in CYB INVESTMENT INC. totaled US$43.310.000.00. The telegraphic transfer rate was used at the time of investment.
2. The figure of CYBIRD's Stake for JIMOS CO.. LTD. is mentioned the proportion of the number of Shares Issued (12.381) of JIMOS as of September 30. 2006 to the number of Shares Issued (62.060) as of June 30. 2006.
3. JIMOS. which was previously our affiliate. became our wholly owned subsidiary on October 1. 2006 based on a share exchange.

8-5 Risks Related to Subsidiaries and Affiliate

Airborne Entertainment Inc., PLUS MOBILE COMUNICATIONS Co., Ltd., AXISSOFT Corporation. DMOVE Co., Ltd. and JIMOS CO., LTD. etc. are not wholly owned subsidiaries. This situation may contribute to a conflict of interest or difference in priorities between these companies and us.

8-6 Risks Related to Competition

(1) Competition in the Mobile Content Business

Our competitors may be competitive enough to damage our profitability. As a result, we may lose the market share as well as suffer reduced incomes due to price competition and a decline in the number of subscriptions. This may have a negative impact on our business.

(2) Competition in the Marketing Solution

In our Marketing Solution, competition is growing more intense. Companies that are commissioned by us or even our clients themselves may choose to enter our market and compete directly with us. This may adversely affect our business as well.

Envisioned Competitors List

Business Field	Company
Mobile Content Business	Index Corporation, XING INC., MTI Ltd., San-ai GIGA Networks Company, KONAMI CORPORATION, ZAPPALLAS, Inc., G-mode Co., Ltd., GignoSystem, Japan, Inc., Taito Corporation, DAIICHIKOSHO CO., LTD., DWANGO Co., Ltd., NAMCO LIMITED, Nihon Enterprise Co., Ltd., HUDSON SOFT COMPANY, LIMITED, BANDAI NETWORKS CO., LTD., Faith, Inc., For-side.com Co., Ltd., YAMAHA CORPORATION, Excite Japan Co.,Ltd.
Marketing Solution Business	MEDIASEEK INC., Index Corporation, INFOCOM CORPORATION, Rakuten, Inc., Yahoo Japan Corporation, TOSE CO., LTD., Connect Technologies Corporation
E-Commerce Business	netprice, ltd., Xavel Inc., DeNA Co., Ltd.
Advertising Business	CA MOBILE, LTD.

8-7 Risks Related to Technological Changes

To keep up with the rapid changes in the mobile Internet industry, we have to continually adapt ourselves to cutting edge technologies and observe the market carefully. If we fail to integrate and offer new technologies, our market share may fall. As a result, our business may suffer.

8-8 Risks Related to System Failure

Our services depend on continuous, real-time information feeding through our network. Any disruption from our landline transmissions caused by natural calamity or unforeseeable accident could result in delays in our subscribers' reception of information and in the wireless operators' ability to transmit data. In the case of such major occurrences, we may not be able to provide continuous services. As a result, our business may be affected negatively by such incidents.

In addition, there are other potential causes of system failures that lie beyond control. Our security system could be bypassed by virus attacks by hackers and such.

8-9 Risks Related to Laws and Regulations

In addition to existing regulations on Internet information transactions, new laws and regulations related to Information Technology may be enacted. Although we are preparing for possible enactments of such laws and regulations, depending upon the applicability of such laws and regulations, our activity may be limited and guidance from authorities may become stricter. Furthermore, self-restraint among companies in our industry may impede our business plan. As a result, the quality of our service may deteriorate and accordingly our business may suffer.

8-10 Risks Related to Operation

(1) Depending on Specific Management

Kazutomo Robert Hori, Chairman and CEO as of September 30, 2006, and other senior management staffs play the prominent roles in CYBIRD. If we lost the services of any of our key personnel, our business could suffer.

(2) Organization Growth

We will expand and amplify our organization to pace with market growth, however we may not be able to attract highly qualified staff in time. Furthermore, those who have proper skill-sets to catch up with the growth of the business may need higher cost, and it may cause a negative impact on our business performance and its growth.

8-11 Risk Related to Intellectual Property

We basically utilize many programs by using and combining some freeware software via Internet, but on case-by-case basis, we may infringe upon third-parties' intellectual rights.

Also, it is difficult to foresee how intellectual property rights, including patent rights, utility model rights, trademark rights and copyrights, will be applied to our content services. Accordingly we may inadvertently be infringing on intellectual property rights when the third party acquires the right to a patent. If a third party takes legal action against us, or prevents us from using the property rights, or demand payment for patent usage fees, we may be required to halt our business and it may negatively impact our business.

8-12 Risks Related to Lawsuit and Claims

We have not received any notices or complaints, and we are not subject to any actions for damages or injunctions. Although our legal section takes preventive actions, we may be subject to actions for damages. Depending upon the nature of the action and upon the degree of damage or damages incurred, our business may suffer. The following are possible examples.

- Damages suffered by content subscribers or wireless network operators due to failure of our network operator's server
- Business transaction problems related to the Mobile Commerce site
- Damages to our clients due to any delays on our part in developing systems, or failures in commissioned development projects and failed consultation and campaign support services
- Damages from violation of privacy due to the leakage of subscriber information or from misuse of that information resulting from inadequate control of subscriber information.

8-13 Others

(1) Dilution of Share Value

Resolutions have been approved at general shareholders' meetings in the past to grant stock option rights based on Article 280, Sections 20 and 21 of the Japanese Commercial Code. If those stock option rights are exercised, the value of our common stock will be diluted, and this may affect stock prices.

(2) Stock Price Volatility

Because the number of shares issued is small and liquidity is not particularly high, the volatility risk of our stock is relatively high. Such high volatility in our stock price could affect our financial activities.

(3) Disclosure

Due to internal delay in the communication of information and other factors, we might fail to disclose material information properly. As a result, trading in our stock could be suspended, or we could be assessed some other penalty.

■ **Contact Information**

CYBIRD Holdings Co., Ltd. IR Department

6-10-1 Roppongi, Minato-ku, Tokyo 106-6161

TEL: 81-3-5785-6110 FAX: 81-3-5785-9321

HP: http://www.cybird.co.jp/hc/english/ir/news/index.html

E-mail: ircontact@cybird.co.jp

Information

These documents contain forward-looking statements made by management using information available to them before the public release of these documents. As such these statements involve risks and uncertainties. CYBIRD proactively attempts to disclosure risks regarding its business, but such disclosure should not be construed as exhaustive. Changes in economic conditions and the competitive environment and technological advances could cause actual results to differ materially. CYBIRD reminds investors that they are responsible for any investment decision made based on these documents.

Insider Trading

Along with the revision in Article 30 of the Securities and Exchange Law, effective February 1, 2004, the company will not delay company information to be announced over disclosure information system, hereinafter referred to as "TDnet," by 12 hours. However, on occasions where TDnet is down or the announcement is one that cannot be made over TDnet, those who have examined the documents to be announced or otherwise come into possession of material information before 12 hours have passed could still be designated primary information receivers under insider trading regulations. We would remind such persons to be aware that until the time of the public announcement, trading in shares, etc. of the Company by primary information receivers is forbidden.

【Reference】
Business Segments Before and After the Third Quarter of the Fiscal Year ending March 2007


(Before)
Interim Period of FY2007/3
(After)
From 3rd Quarter of FY2007/3
Mobile Content Business
Mobile Content Business (※C)
Marketing Solution Business
Commissioned development & operation
Others (Technology-related)
Marketing Solution Business
Commissioned development & operation (C)
Direct Marketing Solution (J)
Others (Technology-related) (C, J)
E-Commerce Business
Mobile Commerce
Commerce Business
Mobile Commerce (C)
Direct Marketing (J)
Wholesale (J)
Advertising Business
Mobile Advertising
Advertising Business
Mobile Advertising (C)
Advertising Agency (J)
Investment Business
International Business
Investment Business (C)
International Business (C)

*C: Former CYBIRD business
J: Former JIMOS business

CYBIRD IP Content Services List

as of September 30, 2006

i-mode

Genre	Content's Title	Subscription fee	Service-in (mm/dd/yy)	No.
Ringing Tone	CoolSound	¥105/¥315	06/01/00	
	TFM Chakushin Melody	¥105/¥315	12/03/01	
	Keigoid Tsukuro♪	¥210	05/07/02	
	SOUL TRAIN	¥315	10/06/03	
	CoolSound Real	¥105/¥210/¥315	02/16/04	
				5
Wallpaper / Screensaver	Cool Screen	¥105	02/01/00	
	Pranet	¥315	05/01/00	
	Chaku Kyara!	¥105/¥0	08/01/00	
	Machiuke Tsukuro♪	¥210	10/02/00	
	ARTS Graphics	¥210	01/26/01	
	Digital Tokoro-san	¥315	08/05/02	
	Thomas the Tank Engine	¥210/¥315	12/02/02	
	Se-pata	¥315	12/16/02	
	Inuvashe	¥315	03/17/03	
	DETECTIVE CONAN	¥210/¥0	04/21/03	
	Ke-tai Hamtaro.com	¥315	11/04/03	
				11
Game	Robot Robo	¥315	05/01/00	
	Keroho Puzzler	¥315	11/06/00	
	@Baka Games!	¥315/¥0	03/04/02	
	Cybird Style	¥0	06/17/02	
	Kagee no Ilusion	¥315	11/05/02	
				5
Fortune-telling	Kagami Ryuji Kenseijutsu	¥210	12/01/99	
	Anata no Nedan?	¥105	08/01/00	
	Hosoki Kazuko	¥315	10/06/03	
	Ehara Hiroyuki Spiritual Message	¥315	12/20/04	
				4
Others	Namaru?	¥315	02/22/99	
	Tsuri-King	¥315	05/01/00	
	Wine-Wine	¥315	06/01/00	
	Cis-sto!	¥0	02/01/00	
	Sokko Eiga Kensaku	¥315/¥0	10/07/02	
	Stardust WEB	¥315	02/01/00	
	Mobile Takarazuka	¥315/¥180/¥0	01/22/01	
	Inu-Neko no Kimochi	¥210/¥0	01/04/00	
	TXXO	¥0	09/06/04	
	Tmode	¥315	12/02/02	
	Albirex Niigata	¥315	03/06/06	
	Mr. Marc no Choi-Meiteki	¥315	03/20/06	
	POCKET SHINSEIDO	¥0	04/03/06	
	Autorace MOBILE	¥315	07/18/06	
				14
Sub Total				39

EZweb

Genre	Content's Title	Subscription fee	Service-in (mm/dd/yy)	No.
Ringing Tone	CoolSound	¥315	11/01/00	
	TFM Chakushin Melody	¥105/¥32 ¥315/¥28	10/23/01	
	CoolSound Real	¥11/¥32/¥53/¥74/¥105/¥210/¥315	11/20/03	
	SOUL TRAIN	¥300	06/03/04	
	CoolSound Full		04/14/05	
	CoolSound RB	¥105/tune	07/28/05	
				6
Wallpaper / Screensaver	@Chaku Kyara Club	¥100/¥200	02/01/00	
	Pranet	¥315	09/20/00	
	@Chaku Kyara Bero Taker	¥210	07/12/01	
	Inuvashe	¥315	03/19/03	
	DETECTIVE CONAN	¥210	07/03/03	
	Ke-tai Hamtaro.com	¥315	11/20/03	
	Thomas the Tank Engine	¥315	12/22/05	
	Cool Screen	¥315	01/26/06	
				8
Game	Mini-game ☆ Tengoku! 50	¥315	08/16/01	
	Keroho Puzzler	¥315	12/13/01	
	RobotRobo	¥315	12/19/02	
				3
Fortune-telling	Anata no Nedan? DX	¥210/¥52	07/05/01	
	Kagami Ryuji Kenseijutsu	¥210	07/10/01	
	Super Kyosho Uranai	¥210	12/12/01	
	Hosoki Kazuko	¥315	12/04/03	
	Ehara Hiroyuki Spiritual Message	¥315	01/13/05	
				5
Others	Tsuri-King	¥315	09/13/00	
	Cis-sto!	¥0	10/03/00	
	Sokko Eiga Kensaku	¥315	12/04/01	
	@AJA	¥300	02/01/00	
	@AJA Mypage	¥210	11/15/00	
	@AJA Tsukou Paradise	¥150	12/14/00	
	Cybird Style	¥0	10/23/02	
	Tmode	¥315	01/16/03	
	Namaru?	¥315	03/19/03	
	Mobile Takarazuka	¥315	08/07/03	
	Inu-Neko no Kimochi	¥210	01/15/04	
	TXXO	¥0	01/15/04	
	Mr. Marc no Choi-Meiteki	¥315	04/27/06	
	Stardust WEB	¥315	12/02/04	
	POCKET SHINSEIDO	¥0	04/06/06	
	PLUS MOBILE for Edy-Style	¥0	10/20/03	
	Autorace MOBILE	¥315	07/20/06	
	Albirex Niigata	¥315	09/07/06	
				18
Sub Total				40

Vodafone

Genre	Content's Title	Subscription fee	Service-in (mm/dd/yy)	No.
Ringing Tone	CoolSound	¥105/¥315	12/04/00	
	TFM Chakushin Melody	¥105/¥32 ¥315/¥35	09/03/01	
	Keigoid Tsukuro♪	¥210	12/03/01	
	SOUL TRAIN	¥315	05/12/04	
	CoolSound Real	¥105	06/16/04	
	CoolSound Full		08/17/05	
				6
Wallpaper / Screensaver	Chaku Kyara!	¥105/¥210	12/10/99	
	Pranet	¥315	08/01/00	
	Digital Tokoro-san 3D town	¥210	01/15/02	
	3D Machiuke Jokokyoku	¥210	12/01/02	
	Inuvashe	¥315	03/03/03	
	DETECTIVE CONAN	¥210	05/14/03	
	Ke-tai Hamtaro.com	¥315	11/04/03	
	Thomas the Tank Engine	¥315	01/18/06	
	Cool Screen	¥315	02/15/06	
				9
Game	R-TYPE	¥525	12/15/04	
	Keroho Puzzler	¥315	11/01/05	
	PENTARIUM	¥525	02/01/06	
				3
Fortune-telling	Kagami Ryuji Kenseijutsu	¥210	12/10/99	
	Nandemo Shindan	¥315	12/10/99	
	Mademoiselle Ai Aino Horoscope	¥210	09/01/00	
	Hosoki Kazuko	¥315	11/12/03	
	Ehara Hiroyuki Spiritual Message	¥315	12/15/04	
				5
Others	Mobile Takarazuka	¥315	11/01/01	
	@AJA Keiba Navi	¥315	09/01/00	
	Tsuri-King	¥315	01/15/03	
	Tmode	¥315	03/03/03	
	TXXO	¥0	10/01/03	
	Sokko Eiga Kensaku	¥315	12/01/03	
	Namaru?	¥315	04/14/04	
	CONAN Mobile Shop	¥0	05/14/04	
	Stardust WEB	¥315	12/01/04	
	POCKET SHINSEIDO	¥0	04/03/06	
	Autorace MOBILE	¥315	04/03/06	
	Mr. Marc no Choi-Meiteki	¥315	05/01/06	
	Albirex Niigata	¥315	07/13/06	
				13
Sub Total				36

WILLCOM

Genre	Content's Title	Subscription fee	Service-in (mm/dd/yy)	No.
Ringing Tone				0
Wallpaper / Screensaver				0
Game	Kantan Game! Asobi-houdai		11/25/05	
				1
Fortune-telling				0
Others				0
Sub Total				1

Grand Total	116